FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2003

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________ ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
/s/Apostolos Tamvakakis
(Registrant)
Date : 23rd June, 2003	Apostolos Tamvakakis Deputy Governor

National Bank of Greece S.A. and
Subsidiaries

Consolidated Financial Statements as of
December 31, 2001 and 2002 and for the Years
Ended December 31, 2000, 2001 and 2002 and
Independent Auditors’ Report

National Bank of Greece S.A. and Subsidiaries

Consolidated Financial Statements as of December 31, 2001 and 2002
and for the Years Ended December 31, 2000, 2001 and 2002 and
Independent Auditors’ Report

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT
CONSOLIDATED FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2001 AND 2002 AND FOR THE YEARS ENDED
DECEMBER 31, 2000, 2001 AND 2002
INDEPENDENT AUDITORS’ REPORT
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets as of December 31, 2001 and 2002
Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2000, 2001 and 2002
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002
Notes to Consolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of the
National Bank of Greece S.A. and subsidiaries
Athens, Greece

     We have audited the accompanying consolidated balance sheets of National Bank of Greece S.A. and subsidiaries (the “Group”) as of December 31, 2001 and 2002 and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Bank of Greece S.A. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Notes 3 and 11 to the consolidated financial statements, effective January 1, 2001, National Bank of Greece S.A. and subsidiaries changed its method of accounting for derivative instruments and hedging activities to conform to Statement of Financial Accounting Standards No. 133.

     Our audits also comprehended the translation of the EUR amounts into U.S. dollar amounts and, in our opinion; such translation has been made in conformity with the basis stated in Note 2. Such US dollar amounts are presented solely for the convenience of the readers in the United States.

Deloitte & Touche Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece
June 20, 2003

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

			Year ended December 31,

	Note	2001	2002	2002

		(EUR in	(EUR in	(U.S.$ in
		thousands)	thousands)	thousands)
				(Note 2)
ASSETS
Cash and due from banks	5	1,296,306	764,512	899,525
Obligatory deposits with central bank	6	851,819	203,036	238,892
Federal funds sold and securities purchased under agreements to resell	7	2,121,388	4,744,943	5,582,900
Interest bearing deposits with banks	8	7,550,807	5,486,932	6,455,924
Money market investments	9	179,984	125,448	147,602
Trading assets (includes EUR 5,910,398 thousand and EUR 2,569,903 thousand in 2001 and 2002 respectively, pledged as collateral)	10	15,372,091	15,278,098	17,976,210
Derivative assets	11	166,912	75,625	88,980
Securities:
Available-for-sale, at fair value	12	3,494,516	3,843,962	4,522,806
Equity method investments	13	267,950	269,140	316,670
Loans	14	20,346,565	20,631,325	24,274,817
Less: Allowance for loan losses		(1,014,927)	(1,011,145)	(1,189,713)

Net loans		19,331,638	19,620,180	23,085,104

Goodwill	15	349,382	412,133	484,916
Software and other intangibles		45,789	63,159	74,313
Premises and equipment, net	16	607,695	626,063	736,626
Customers’ liability on acceptances		1,078	1,572	1,850
Accrued interest receivable		828,223	805,172	947,365
Other assets	17	2,475,087	2,926,242	3,443,016

TOTAL ASSETS		54,940,665	55,246,217	65,002,699

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		Year ended December 31,

	Note	2001	2002	2002

		(EUR in	(EUR in	(U.S.$ in
		thousands)	thousands)	thousands)
				(Note 2)
LIABILITIES AND SHAREHOLDERS’EQUITY
Interest bearing deposits	19	37,547,055	36,727,347	43,213,396
Non-interest bearing deposits	19	3,771,210	3,561,486	4,190,445

Total deposits		41,318,265	40,288,833	47,403,841
Central bank borrowings	20	70,526	6,804	8,006
Federal funds purchased and securities sold under agreements to repurchase	21	6,387,482	8,278,892	9,740,944
Derivative liabilities	11	274,065	471,938	555,282
Other borrowed funds	22	114,292	236,458	278,216
Acceptances outstanding		1,078	1,572	1,850
Accounts payable, accrued expenses and other liabilities	23	3,757,813	2,529,798	2,976,561
Insurance reserves	24	1,100,036	1,152,375	1,355,884
Long-term debt	25	265,327	813,947	957,690

Total liabilities		53,288,884	53,780,617	63,278,274

Minority interests		293,950	228,437	268,779
SHAREHOLDERS EQUITY:
Common stock, par value EUR 4.5 in 2001 and EUR 4.5 in 2002 (shares authorised, issued and outstanding: 228,080,452 and 231,870,986 at 2001 and 2002 respectively)		1,026,362	1,043,419	1,227,687
Additional paid-in capital	33	368,555	408,058	480,121
Accumulated surplus		420,144	296,129	348,425
Accumulated other comprehensive loss	39	(31,851)	(89,408)	(105,197)
Treasury stock, at cost (11,320,277 and 11,411,727 shares at 2001 and 2002 respectively)		(425,379)	(421,035)	(495,390)

Total shareholders’ equity		1,357,831	1,237,163	1,455,646

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		54,940,665	55,246,217	65,002,699

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,

	Note	2000	2001	2002	2002

		(EUR in	(EUR in	(EUR in	(U.S.$ in
		thousands)	thousands)	thousands)	thousands)
					(Note 2)
Interest Income:
Loans		1,322,652	1,220,270	1,154,660	1,358,573
Securities available-for-sale		194,952	171,203	167,315	196,863
Securities held-to-maturity		186,171	—	—	—
Trading assets		943,172	689,027	756,576	890,187
Federal funds sold and securities purchased under agreements to resell		17,271	27,843	70,668	83,148
Interest-bearing deposits with banks		616,207	475,857	240,158	282,570
Other		91,463	37,110	27,321	32,146

Total interest income		3,371,888	2,621,310	2,416,698	2,843,487
Interest Expense:
Deposits		2,044,243	1,209,218	923,640	1,086,755
Federal funds purchased and securities sold under agreements to repurchase	21	344,339	149,561	211,724	249,114
Other borrowed funds	22	17,694	9,148	5,654	6,652
Long-term debt	25	19,639	14,934	22,481	26,451
Other		16,674	10,252	11,524	13,560

Total interest expense		2,442,589	1,393,113	1,175,023	1,382,532

Net interest income before provision for loan losses		929,299	1,228,197	1,241,675	1,460,955
Provision for loan losses	14	(107,348)	(170,786)	(143,391)	(168,714)

Net interest income after provision for loan losses		821,951	1,057,411	1,098,284	1,292,241
Non-Interest Income:
Profit on disposal and partial disposal of subsidiary undertakings		87,799	5,313	—	—
Profit on disposal of equity investments		—	—	2,280	2,682
Credit card fees		37,407	46,756	57,400	67,537
Service charges on deposit accounts		16,328	24,423	36,198	42,591
Other fees and commissions		345,318	305,884	286,627	337,245
Net trading profit / (loss)		255,288	(138,348)	(227,443)	(267,609)
Net realized gains on sales of available-for-sale securities	12	41,709	12,353	7,085	8,336
Equity in earnings or (losses) of investees	13	599	(1,086)	5,787	6,809
Other	28	711,592	801,679	797,338	938,148

Total non-interest income		1,496,040	1,056,974	965,272	1,135,739
Non-interest Expense:
Salaries		523,252	555,024	563,152	662,605
Employee benefits		231,402	265,890	324,562	381,879
Occupancy expenses		41,125	46,908	44,757	52,661
Equipment expenses		17,168	20,977	22,153	26,065
Depreciation of premises and equipment		60,215	67,897	80,261	94,435
Amortization of intangible assets		62,462	62,580	42,017	49,437
Loss on permanent diminution in the value of available-for-sale securities		—	—	35,537	41,813
Deposit insurance premium		9,327	9,221	10,613	12,487
Other	29	797,146	874,134	959,130	1,128,513

Total non-interest expense		1,742,097	1,902,631	2,082,182	2,449,895

Income before income tax expense, minority interests, extraordinary items and effect of accounting change		575,894	211,754	(18,626)	(21,915)
Income tax expense	30	(320,822)	(115,087)	(15,037)	(17,693)
Minority interests, net of tax		117,719	79,260	64,431	75,810

Income before extraordinary item and effect of accounting change		372,791	175,927	30,768	36,202
Extraordinary item (less applicable income tax of EUR 61,115 thousand in 2002 and minority interests of EUR 17,395 thousand in 2002)		—	—	96,105	113,077
Change in accounting principle, net of taxes (Adoption of SFAS..133)		—	29,047	—	—

NET INCOME (carried forward)		372,791	204,974	126,873	149,279

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Year ended December 31,

	Note	2000	2001	2002	2002

		(EUR in	(EUR in	(EUR in	(U.S.$ in
		thousands)	thousands)	thousands)	thousands)
					(Note 2)
NET INCOME (brought forward)		372,791	204,974	126,873	149,279
Other comprehensive income, net of tax:
Foreign currency translation adjustments (net of tax expense / (benefit) of: EUR 1,746 thousand in 2000, EUR (8,417) thousand in 2001 and EUR 12,757 thousand in 2002)	39	3,243	15,630	(23,691)	(27,875)
Net unrealized holding losses on available-for-sale securities:
Net unrealized gains / (losses) during the period (net of tax (benefit) / expense of: EUR (23,621) thousand in 2000, EUR 517 thousand in 2001 and EUR 23,878 thousand in 2002)		(86,955)	2,201	(52,455)	(61,719)
Less: reclassification adjustment for net gains included in net income (net of tax expense / (benefit) of: EUR 25,074 thousand in 2000, EUR (4,295) thousand in 2001 and EUR (2,575) thousand in 2002)		(16,634)	(8,062)	(4,510)	(5,306)
Reclassification adjustment for impairment of available-for-sale securities (net of tax of EUR 12,438 thousand in 2002)		—	—	23,099	27,178

Subtotal	39	(103,589)	(5,861)	(33,866)	(39,847)

COMPREHENSIVE INCOME		272,445	214,743	69,316	81,557

EARNINGS PER SHARE
Basic	34	EUR 1.57	EUR 0.87	EUR 0.53	USD 0.62
Diluted	34	EUR 1.57	EUR 0.87	EUR 0.53	USD 0.62
EARNINGS PER SHARE (BEFORE EXTRAORDINARY ITEMS AND EFFECT OF ACCOUNTING CHANGE)
Basic	34	EUR 1.57	EUR 0.74	EUR 0.13	USD 0.15
Diluted	34	EUR 1.57	EUR 0.74	EUR 0.13	USD 0.15

CASH DIVIDENDS DECLARED PER SHARE		EUR 0.84	EUR 1.09	EUR 1.10	USD 1.29

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

		Year ended December 31,

		2000	2001	2002	2002

		(EUR in	(EUR in	(EUR in	(U.S.$ in
		thousands)	thousands)	thousands)	thousands)
					(Note 2)
Common Stock:
Balance at beginning of year (162,914,608 shares, 234,541,548 shares and 228,080,452 shares at 2000, 2001 and 2002 respectively)		693,251	998,049	1,026,362	1,207,618
Issuance for shares to acquire 100% interest in ETEVA (3,790,534 shares in 2002)		—	—	8,086	9,514
Capitalization of Additional Paid-In Capital		—	24,590	8,971	10,555
Capitalization of Accumulated Surplus		—	31,216	—	—
Conversion of mandatorily convertible bonds (6,461,096 shares in 2000 and 6,461,100 shares in 2001)	26	27,495	29,074	—	—
Cancellation of mandatorily convertible stock arising from the conversion of mandatorily convertible bonds (6,461,096 shares in 2001)	26	—	(29,074)	—	—
Treasury Stock cancelled (6,461,096 shares in 2001)		—	(27,493)	—	—
New Issuance of stock (65,165,844 shares during 2000)		277,303	—	—	—

Balance at end of year (234,541,548 shares, 228,080,452 shares and 231,870,986 shares at 2000, 2001 and 2002 respectively)		998,049	1,026,362	1,043,419	1,227,687

Additional Paid-in Capital:
Balance at beginning of year		956,023	609,341	368,555	433,642
Treasury Stock cancelled (6,461,096 shares in 2001)		—	(229,881)	—	—
Conversion of mandatorily convertible bonds (6,461,096 shares in 2000 and 6,461,100 shares in 2001)	26	32,475	30,897	—	—
Cancellation of mandatorily convertible stock arising from the conversion of mandatorily convertible bonds (6,461,100 shares in 2001)	26	—	(30,897)	—	—
Capitalization of additional paid-in capital		(277,300)	(24,590)	(8,971)	(10,555)
Profit on sales of treasury stock (net of tax)		80,531	3,821	(4,861)	(5,719)
Treasury stock dividends paid to subsidiaries		9,635	9,864	10,249	12,058
Repurchase of mandatorily convertible bonds		(192,023)	—	—	—
Issuance of shares to acquire 100% interest in ETEVA		—	—	43,086	50,695

Balance at end of year		609,341	368,555	408,058	480,121

Accumulated Surplus:
Balance at beginning of year		304,914	494,048	420,144	494,341
Net income		372,791	204,974	126,873	149,279
Dividends		(183,657)	(247,662)	(250,888)	(295,195)
Capitalization of Accumulated Surplus		—	(31,216)	—	—

Balance at end of year		494,048	420,144	296,129	348,425

Accumulated Other Comprehensive Income:
Balance at beginning of year		58,726	(41,620)	(31,851)	(37,476)
Net change in fair value of securities available-for-sale		(103,589)	(5,861)	(33,866)	(39,846)
Foreign currency translation adjustments		3,243	15,630	(23,691)	(27,875)

Balance at end of year		(41,620)	(31,851)	(89,408)	(105,197)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Year ended December 31,

	2000	2001	2002	2002

	(EUR in	(EUR in	(EUR in	(U.S.$ in
	thousands)	thousands)	thousands)	thousands)
				(Note 2)
Treasury Stock, at Cost:
Balance at beginning of year (9,506,509 shares, 17,979,639 shares and 11,320,277 shares at 2000, 2001 and 2002 respectively)	(301,115)	(692,428)	(425,379)	(500,501)
Acquisition of treasury stock through the acquisition of ETEVA (96,982 shares)	—	—	(2,923)	(3,439)
Sale of treasury stock (9,351,878 shares, 838,098 shares and 303,080 shares during 2000, 2001 and 2002 respectively)	268,857	30,428	11,653	13,711
Purchase of treasury stock (17,825,008 shares, 639,832 shares and 297,548 shares during 2000, 2001 and 2002 respectively)	(660,170)	(20,752)	(4,386)	(5,161)
Conversion of treasury convertible bonds (6,461,100 shares in 2001)	—	(59,971)	—	—
Cancellation of treasury stock arising from the conversion of treasury convertible bonds (6,461,100 shares in 2001)	—	59,971	—	—
Treasury Stock cancelled (6,461,096 shares in 2001)	—	257,373	—	—

Balance at end of year (17,979,639 shares, 11,320,277 shares and 11,411,727 shares at 2000, 2001 and 2002 respectively)	(692,428)	(425,379)	(421,035)	(495,390)

Total shareholders’ equity	1,367,390	1,357,831	1,237,163	1,455,646

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2000	2001	2002	2002

	(EUR in	(EUR in	(EUR in	(U.S.$ in
	thousands)	thousands)	thousands)	thousands)
				(Note 2)
Cash flows from Operating Activities:
Net Income	372,791	204,974	126,873	149,279
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	107,348	170,786	143,391	168,714
Net gain on sale of premises and equipment	(16,642)	59,105	4,648	5,469
Net realized gains on sales of available-for-sale securities	(41,709)	(12,353)	(7,085)	(8,336)
Equity in earnings or losses of equity method investees	(599)	1,086	(5,787)	(6,809)
Depreciation	60,215	67,897	80,261	94,435
Amortization of intangibles	62,462	62,580	42,017	49,437
Provision for deferred income taxes	75,845	(131,129)	(164,495)	(193,545)
Profit on disposal of equity investments	—	—	(2,280)	(2,682)
Changes in assets and liabilities
Deposits with central bank	1,159,287	3,584,282	648,783	763,358
Trading assets and derivative instruments	1,765,465	(1,779,533)	296,664	349,055
Accrued interest receivable	90,477	(3,745)	23,051	27,122
Other assets	(48,264)	(731,068)	(378,112)	(444,887)
Accounts payable and accrued expenses	282,327	749,521	(1,283,115)	(1,509,713)
Insurance reserves	42,580	34,961	52,339	61,582

Cash flows (used in)/ provided by operating activities	3,911,583	2,277,364	(422,847)	(497,521)
Cash Flows from Investing Activities
Activities in available-for-sale securities:
Purchases	(2,288,927)	(1,517,905)	(2,149,089)	(2,528,618)
Sales proceeds	1,962,955	270,374	1,138,963	1,340,104
Maturities, prepayments and calls	319,137	686,401	694,085	816,661
Activities in held-to-maturity securities:
Maturities	882,301	—	—	—
Purchases	(528,657)	—	—	—
Purchases of premises and equipment	(111,677)	(228,722)	(117,005)	(137,668)
Proceeds from sales of real estate owned	41,391	62,674	26,107	30,717
Net proceeds from disposals, acquisitions and dividends received from equity investments	(1,271)	(716)	6,877	8,091
Acquisition of and increase of controlling interest in subsidiary companies	(354,870)	(28,214)	—	—
Net cash acquired with the subsidiary companies	114,867	—	—	—
Net cash provided by (used in):
Loan origination and principal collections	(2,830,090)	(2,958,556)	(431,933)	(508,212)
Federal funds sold and securities purchased under agreements to resell	(1,625,312)	(346,852)	(2,623,555)	(3,086,875)
Interest bearing deposits in banks	(1,790,694)	(2,004,443)	2,063,875	2,428,355
Deposits in money market accounts	36,182	(49,955)	54,536	64,167

Cash flows (used in) investing activities	(6,174,665)	(6,115,914)	(1,337,139)	(1,573,278)
Carried forward	(2,263,082)	(3,838,550)	(1,759,986)	(2,070,799)

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2000	2001	2002	2002

	(EUR in	(EUR in	(EUR in	(U.S.$ in
	thousands)	thousands)	thousands)	thousands)
				(Note 2)
Brought forward	(2,263,082)	(3,838,550)	(1,759,986)	(2,070,799)
Cash flows from Financing Activities:
Proceeds from issuance of long-term debt	24,320	39,164	761,298	895,743
Principal repayments and retirements of long-term debt	(15,862)	(47,457)	(210,245)	(247,374)
Treasury stock purchased	(660,170)	(20,752)	(4,386)	(5,161)
Purchase of mandatorily convertible bond	(251,994)	—	—	—
Proceeds from sales of treasury stock	378,979	36,306	4,175	4,912
Other, net	9,635	9,864	10,249	12,059
Dividends paid	(183,657)	(247,662)	(250,888)	(295,195)
Net cash provided by (used in):
Deposits	128,505	2,578,642	(1,029,432)	(1,211,229)
Central bank borrowings	(207,602)	(9,490)	(63,722)	(74,975)
Federal funds purchased and securities sold under agreements to repurchase	2,609,222	1,561,109	1,891,410	2,225,433
Other borrowings	(84,672)	(34,673)	122,166	143,740

Cash flows provided by financing activities	1,746,704	3,865,051	1,230,625	1,447,953

Effect of exchange rate change on cash and cash equivalents	(13,101)	28,569	(2,433)	(2,863)
Net (decrease)/increase in cash and cash equivalents	(529,479)	55,070	(531,794)	(625,709)
Cash and cash equivalents at beginning of year	1,770,715	1,241,236	1,296,306	1,525,234

Cash and cash equivalent at end of year	1,241,236	1,296,306	764,512	899,525

Supplemental Disclosure of Cash Flow Information Cash paid for:
Income taxes	298,227	308,613	242,906	285,803
Interest	2,923,290	2,069,391	1,613,904	1,898,819
Supplemental schedule of non cash investing and financing activities
Conversion of mandatorily convertible bond	59,971	—	—	—
Transfer of securities from the held-to-maturity to trading portfolio	5,006,632	—	—	—
Issuance of common stock to effect the capitalization of statutory reserves	277,303	24,590	8,971	10,555
Transfer of securities from the trading to the available-for-sale portfolio	—	—	90,608	106,609

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION

     The National Bank of Greece S.A. was incorporated in the Hellenic Republic in 1841. The National Bank of Greece S.A. and subsidiaries (the “Group”) is involved in diversified financial services activities including retail and commercial banking, global investment management, investment banking, insurance, investment activities and securities trading. The Group operates primarily in Greece, but also has operations in Europe, North America, South and North Africa.

NOTE 2: REPORTING CURRENCY AND TRANSLATION INTO US DOLLARS

     Financial statements for the Group for the year ended December 31, 2002, are expressed in EUR. Greece adopted the EUR as its national currency on January 1, 2001, at which time the drachma ceased to exist as a separate legal currency. On January 1, 2002, EUR notes and coins were introduced in the EMU countries and on March 1, 2002, drachmas (and all other national denominations of the EUR) ceased to be legal tender and were entirely replaced by EUR notes and coins. The translation of EUR amounts into US dollar amounts is presented solely for the convenience of the reader and should not be construed as representations that the amounts stated in EUR have been or could have been or could be now or at any time in the future converted into US dollars at this or any other rate of exchange. The exchange rate used for the purpose of this disclosure is the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs by the Federal Reserve Bank of New York on May 31, 2003 which was EUR 0.8499 to US $1.00 (EUR 0.9536 to US $1.00 on December 31, 2002).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of the significant accounting policies followed by the Group in preparing these financial statements.

     Principles of Consolidation — The consolidated financial statements of the Group include the accounts of National Bank of Greece S.A. (the “Bank”) and its direct and indirect subsidiaries. All intercompany accounts and transactions are eliminated on consolidation.

     Basis of Presentation — The accounting records of the Group have been maintained in accordance with the provisions of the Greek Company Law, the Greek Banking Chart of Accounts, the Greek Books and Records Code and the Bank of Greece regulations (collectively, “Greek GAAP”), except for foreign subsidiaries which maintain their accounting records in accordance with the legislation and regulations of the country in which they operate. Necessary adjustments have been made, for financial reporting purposes, in order to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

     Foreign Currency Translation — Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. For the majority of the foreign operations, the functional currency is the local currency, in which case the assets, liabilities and equity are translated, for consolidation purposes, from the local currency to the reporting currency, the EUR at current exchange rates. The resulting gains or losses are reported as a component of other comprehensive income within shareholders’ equity on a net-of-tax basis. Transactions executed in other than local currencies are first translated into the local reporting currency and any related currency exchange adjustments are included in income prior to any translation.

     Statement of Cash Flows — For purposes of the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “cash and due from banks”.

     Securities — Debt securities are classified based on management’s intention on the date of purchase. Debt securities which management has the positive intent and ability to hold-to-maturity are classified as held-to-maturity and reported at amortized cost. Securities that are bought and held principally for the purpose of resale in the near term are classified as trading instruments and are stated at fair value with unrealized gains and losses included in net trading profit / (loss). All other debt securities are classified as available-for-sale and carried at fair value with net unrealized gains and losses included in accumulated other comprehensive income on net-of-tax basis.

     Interest and dividends on securities, including amortization of premiums and accretion of discounts, are included in interest income.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Individual held-to-maturity and available-for-sale securities with declines to their fair values below their cost that are other than temporary are written down to their fair value on an individual security basis. The related write-downs are included in earnings as realized losses. Gains and losses on the sale of available-for-sale securities are recorded on trade date and are calculated using the average cost method.

     Trading Instruments — Financial instruments utilized in trading activities are stated at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. Realized and unrealized gains and losses are recognized in net trading profit / (loss).

     Equity Method Investments — Equity investments in which the Group exercises significant influence but does not control, are recorded at cost and the carrying amount of the investments is adjusted to recognize the Group’s share of the earnings or losses of investees after the date of acquisition. The amount of the adjustment, after elimination of any intercompany gains and losses and impairment of goodwill (if any), is included in the determination of the Group’s net income. Dividends received by the Group from its equity method investments reduce the carrying amount of those investments.

     Loans — Loans are included at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the interest rate method. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to yield of the related loans. There are no loans that have been originated and which are intended for sale in the secondary market.

     Non-accruing Loans — The accrual of interest on commercial loans is discontinued at the time the loan is 180 days delinquent unless the credit is well secured and in process of collection. Residential real estate loans are typically placed on non-accrual at the time the loan is 180 days delinquent. Credit card loans, other unsecured personal credit lines and certain consumer finance loans are typically placed on non-accrual basis no later than the date upon which they become 100 days delinquent. In all cases, loans must be placed on non-accrual or written-off at an earlier date, if collection of principal or interest is considered doubtful.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     All interest accrued but not collected for loans that are placed on non-accrual or written-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame and when the borrower has demonstrated payment performance of cash or equivalents for a minimum of six months.

     Allowance for Loan Losses — The allowance for loan losses is management’s estimate of probable incurred loan losses in the lending portfolios. Additions to the allowance for loan losses are made by charges to the provision for loan losses. Credit exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged off amounts are credited to the allowance for loan losses. The Group performs periodic and systematic detailed reviews of its lending portfolios to identify inherent risks and to assess the overall collectibility of those portfolios. The allowance on certain homogeneous loan portfolios, which generally consist of consumer and mortgage loans, is based on aggregated portfolio segment evaluations generally by loan type. Loss forecast models are utilized for these segments which consider a variety of factors including, but not limited to, historical loss experience, anticipated defaults or foreclosures based on portfolio trends, delinquencies and credit scores, and expected loss factors by loan type. The remaining loan portfolios are reviewed on an individual loan basis. Loans subject to individual reviews are analyzed and segregated by risk according to the Group’s internal risk rating scale. These risk classifications, in conjunction with an analysis of historical loss experience, current economic conditions and performance trends within specific portfolio segments, and any other pertinent information (including individual valuations on non-performing loans in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (SFAS 114)) result in the estimation of specific and coefficient method allowances for loan losses. If necessary, an allowance for loan losses is established for individual impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Group will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the agreement. Once a loan has been identified as individually impaired, management measures impairment in accordance with SFAS 114. Individually impaired loans are measured based on the present value of payments expected to be received, or for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral. If the recorded investment in impaired loans exceeds the measure of estimated fair value, a specific allowance is established as a component of the allowance for loan losses.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Due to the subjectivity involved in the determination of the unassigned portion of the allowance for loan losses, the relationship of the unassigned component to the total allowance for loan losses may fluctuate from period to period. Management evaluates the adequacy of the allowance for loan losses based on the combined total of the assigned and unassigned components.

     Foreclosed Assets — Foreclosed assets, which are included in other assets, include properties acquired through foreclosure in full or partial satisfaction of the related loan.

     Foreclosed assets initially are recorded at the lower of cost or fair value, net of estimated selling costs. After foreclosure, management periodically performs valuations and the assets are carried at fair value, less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

     Goodwill and Other Intangibles — Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on an accelerated or straight-line basis over the period benefited. Goodwill is not amortized but is reviewed for potential impairment at least on an annual basis at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit’s goodwill (as defined in SFAS 142) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. In 2002, goodwill was tested for impairment and the charge was not significant.

     Other intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is based on undiscounted cash flow projections. At December 31, 2002, intangible assets included in the consolidated balance sheet consist primarily of software that is amortized using an estimated range of anticipated lives of 3 to 5 years.

     Income Taxes — Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws applicable in the respective jurisdiction.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Premises and Equipment — Tangible fixed assets including buildings are stated at cost less accumulated depreciation, except for land, which is stated at cost. Depreciation is provided on a straight-line or accelerated depreciation basis over the estimated useful lives of individual assets and classes of assets. Maintenance, repairs and minor alterations are expensed as incurred.

     Long-lived assets that are held or that are to be disposed of are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment is calculated as the difference between the expected undiscounted future cash flows of a long-lived asset, if lower, and its carrying value. In event of impairment, the Group recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using a discounted cash flow analysis. The impairment loss is reflected in non-interest expense.

     Insurance Operations — Insurance includes both general and life insurance underwriting operations. Income and expenses from these operations are included in other non-interest income and expenses. Premium income from general insurance policies, which are short in duration, is recognized over the life of the policy. Income and costs on policies, which relate to subsequent periods are deferred and recognized in the period to which they relate. Claims relating to general insurance policies (property-casualty policies), which are short in duration, are recognized as and when these become known based on the information available. These estimates are revised periodically. Provisions are made for claims incurred but not recorded. Premium revenues from life insurance policies are recognized as revenue as and when they become due from policyholders. Liabilities for expected costs related to the life insurance policies are accrued over the current and expected renewal periods of the contracts. The present value of estimated future policy benefits payable, less the present value of estimated future net premiums to be collected, are accrued as premium revenues are recognized. Variable costs incurred in the acquisition of such policies are capitalized and expensed proportionately with the recognition of premium revenues.

     Derivatives and Hedging Activities — All derivatives are recognized on the balance sheet at fair value. For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics. The Group designates a derivative as held for trading or hedging purposes when it enters into a derivative contract. Derivatives designated as held for trading activities are included in derivative assets or liabilities with changes in fair value reflected in net trading profit / (loss).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     The Group uses its derivatives designated for hedging activities as fair value hedges. The Group primarily manages interest rate and foreign currency exchange rate sensitivity through the use of derivatives. Fair value hedges are used to limit the Group’s exposure to changes in the fair value of its interest-bearing assets or liabilities that are due to interest rate volatility. Changes in the fair value of derivatives designated for fair value hedging activities that are highly effective as hedges along with the change in the fair value of the hedged item attributable to the hedged risk are recorded in earnings. A highly effective hedging relationship is one in which the Group achieves offsetting changes in fair value between 80 percent and 120 percent for the risk being hedged. Hedge ineffectiveness and gains and losses on the excluded component of a derivative in assessing hedge effectiveness are recorded in earnings.

     The Group occasionally purchases or issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristics of the host contract. To the extent that the Group cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value on the balance sheet with changes in fair value reflected in earnings.

     The Group formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. Additionally, the Group assesses at the hedge’s inception and quarterly thereafter whether the derivative used in its hedging transaction is expected to be or has been highly effective in offsetting changes in the fair value of the hedged items. The Group discontinues hedge accounting when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge.

     Resale and Repurchase Agreements — The Group enters into purchases of securities under agreements to resell (“resale agreements”) and sales of securities under agreements to repurchase (“repurchase agreements”) of substantially identical securities. Resale agreements and repurchase agreements are generally accounted for as secured lending and secured borrowing transactions, respectively.

     The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced or borrowed plus accrued interest. The Group makes use of securities purchased under resale agreements. The market value of these securities is monitored and the level of collateral is accordingly adjusted.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Treasury Stock — The Group parent company’s common stock, owned by Group entities, is considered as treasury stock and is recorded at cost. Gains and losses on disposal of treasury stock are recorded in equity.

     Earnings per Share — For the purpose of the earnings per share calculations, shares owned by entities within the Group are not included in the calculations of the denominators.

     Use of Estimates — The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimated made by management are discussed in the notes as applicable.

     Recently Issued Accounting Pronouncements — Statement of Financial Accounting Standards (“SFAS”) No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity” establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Management is currently evaluating the impact of this new rule on the financial statements and does not anticipate the adoption of this pronouncement will have a material impact on the Group’s results of operations or financial condition.

     In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46 “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (FIN 46). FIN 46 (the interpretation) provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to the issuance of the interpretation. Management is currently evaluating the impact of this new rule on the financial statements and does not anticipate the adoption of this pronouncement will have a material impact on the Group’s results of operations or financial condition.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     SFAS No. 148, “Accounting for Stock-Based Compensation —Transition and Disclosure — an amendment of SFAS 123, Accounting for Stock-Based Compensation,” was adopted by the Group on January 1, 2003. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported result. The Group had no stock options outstanding prior to the adoption date of SFAS 148 and as such the adoption of this pronouncement will not have a material impact on the Group’s operations.

     FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” (FIN 45) was issued in November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. The accounting provisions of FIN 45 were effective for certain guarantees issued or modified after December 31, 2002. Management is currently evaluating the impact of this new rule on the financial statements and does not anticipate the adoption of this pronouncement will have a material impact on the Group’s results of operations or financial condition.

     On April 30, 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” and is effective for hedging relationships entered into or modified after June 30, 2003. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. Management is currently evaluating the impact of this new rule on the financial statements and does not anticipate the adoption of this pronouncement will have a material impact on the Group’s results of operations or financial condition.

     In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,”. SFAS 142 became effective for the Group on January 1, 2002 and primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. SFAS 142 requires that goodwill be recorded at the reporting unit level. The Group defines reporting units as an operating segment or one level below. The Group has evaluated the lives of intangible assets as required by SFAS 142 and no change was made regarding lives upon adoption. SFAS 142 prohibits the amortization of goodwill but requires that it be tested for impairment at least annually at the reporting unit level. Goodwill was tested for impairment and the charge was not significant.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities,’’ as amended by SFAS No. 137, ''Accounting for Derivative Instruments and Hedging Activities — Deferral of Effective Date of Financial Accounting Standards Board Statement No. 133’’, and SFAS No. 138, ''Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133’’, was adopted by the Group on January 1, 2001. The impact of adopting SFAS 133 to net income was a net-of-tax gain of EUR 29,047 thousand. The adjustment to other comprehensive income did not have a material effect on the Group’s financial position.

NOTE 4: MERGERS, ACQUISITIONS AND DISPOSAL

     On April 5, 2000, the Bank completed the acquisition of 65% of the common stock of Stopanska Banka a.d., a commercial bank located in the Former Yugoslav Republic of Macedonia with 97 branches and sub-branches. The acquisition was accounted for under the purchase method. The cost of acquiring Stopanska Banka, following a post acquisition due diligence, was DEM 69.1 million (EUR 35.33 million) and goodwill relating to the acquisition amounted to EUR 12,350 thousand.

     On July 15, 2000, the Bank completed the acquisition of 89.9% of the common stock of United Bulgarian Bank (“UBB”), a commercial bank located in Bulgaria with 146 branches and sub-branches. The acquisition was accounted for under the purchase method. The cost of acquiring UBB was EUR 211,434 thousand and goodwill relating to the acquisition amounted to EUR 92,323 thousand.

     During 2000, the Group reduced its holding in the consolidated subsidiaries Astir Palace Vouliagmenis S.A. from 100% to 78.8%, Protipos Ktimatiki from 100% to 71.4%, Ektenepol Constructions from 100% to 71.3% and Dionisos from 100% to 71.4%, respectively. As a result of these transactions, the Group recognized a gain on partial disposal of subsidiaries amounting to EUR 87,800 thousand.

     On May 8, 2002, Atlantic Bank of New York, a wholly owned subsidiary of the Bank, acquired Yonkers Financial Corporation (“Yonkers”) in a cash transaction. Upon completion of the acquisition, the operations of Yonkers merged into Atlantic Bank of New York. The acquisition was treated as a purchase in accordance with the provision of SFAS 141. The cost of acquiring Yonkers was US$67,300 thousand (EUR 64,175 thousand) and goodwill relating to the acquisition amounted to US$32,680 thousand (EUR 31,162 thousand).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: MERGERS, ACQUISITIONS AND DISPOSAL (continued)

     On December 20, 2002 the Bank acquired 25.3% of the common stock of National Investment Bank for Industrial Development S.A. (“ETEBA”), a Group company, thus increasing its holding to 100%. The acquisition, which was effected through the issuance of common stock, was accounted for under the purchase method. The cost of acquiring ETEBA was EUR 50,955 thousand and goodwill relating to the acquisition amounted to EUR 35,827 thousand. Upon completion of the acquisition, the operations of ETEBA merged into the Bank.

     On December 05, 2002 the Bank merged its operations with its 100% subsidiary BNG France.

NOTE 5: CASH AND DUE FROM BANKS

     Cash and due from banks at December 31, comprised:

	2001	2002

	(EUR in thousands)
Current accounts with banks	186,564	112,932
Cash and similar items	1,036,163	607,044
Current account with central bank	66,161	43,153
Deposits accounts	7	1,051
Other	7,411	332

	1,296,306	764,512

     The Bank is required to maintain a current account with the Bank of Greece, which is the central bank of Greece (“central bank”), to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).

NOTE 6: OBLIGATORY DEPOSITS WITH CENTRAL BANK

     The central bank is the primary regulator of depository institutions in Greece. The central bank requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the European Central Bank (“ECB”). As of January 1, 2001 these deposits bear interest at the refinancing rate as set through auctions held by the ECB (3.06% at December 31, 2002). During 2000, Commercial banks were also obliged to redeposit 60% of non-Eurozone currency deposits while the remaining 40% could be freely administered. These deposits were gradually released and finally made available for free administration by March 27, 2002.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: FEDERAL FUNDS SOLD AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

     Federal funds sold and securities purchased under agreements to resell at December 31, comprised:

	2001	2002

	(EUR in thousands)
Federal funds sold	—	4,768
Securities purchased under agreements to resell	2,121,388	4,740,175

	2,121,388	4,744,943

     The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as financing arrangements. Agreements with third parties specify the Group’s rights to request collateral, in addition to that which it makes use, based on its monitoring of the fair value of the underlying securities on a daily basis.

NOTE 8:INTEREST BEARING DEPOSITS WITH BANKS

     Interest bearing deposits with banks at December 31, comprised:

	2001	2002

	(EUR in thousands)
Placements with central bank (in EUR, other than obligatory deposits)	1,014,003	—
Placements in EUR	3,989,400	2,824,144
Placements in other currencies	2,547,404	2,662,788

	7,550,807	5,486,932

Maturity analysis:
Up to 3 months	5,829,475	5,277,871
From 3 months to 1 year	1,719,962	201,533
Over 1 year	1,370	7,528

	7,550,807	5,486,932

NOTE 9:MONEY MARKET INVESTMENTS

     Money market investments at December 31, comprised:

	2001	2002

	(EUR in thousands)
Greek treasury bills	111,093	47,134
Foreign treasury bills	39,727	67,273
Commercial paper	17,790	11,041
Other	11,374	—

Total	179,984	125,448

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: TRADING ASSETS

     Fair value of debt and equity assets held for trading purposes at December 31, comprised:

	2001	2002

	(EUR in thousands)
Greek government bonds	12,681,367	12,921,289
Certificates of deposit, banker’s acceptances and commercial paper	292,519	145,766
Debt securities issued by other governments and public entities	66,453	147,975
Debt securities issued by foreign financial institutions	562,717	640,172
Debt securities issued by Greek financial institutions incorporated in Greece	67,146	44,488
Corporate debt securities issued by companies incorporated in Greece	320,907	340,254
Corporate debt securities issued by foreign companies	912,830	905,106
Equity securities issued by companies incorporated in Greece	294,018	127,986
Equity securities issued by foreign companies	5,729	4,442
Other	168,405	620

Total	15,372,091	15,278,098

     Net unrealized gains / (losses) on trading instruments (debt, equity and derivatives) of EUR (175,334) thousand and EUR (498,175) thousand were included in earnings during 2001 and 2002, respectively.

     On July 1, 2000, the Group reclassified its entire held-to-maturity portfolio into the trading portfolio. The amortized cost of the securities transferred amounted to EUR 5,006,632 thousand (EUR 5,032,848 thousand in 1999 and EUR 5,006,216 thousand in 1998 respectively). The unrealized gain on the date of transfer amounted to EUR 179,965 thousand (EUR 132,863 thousand in 1999 and EUR 179,076 thousand in 1998 respectively) and is included under net trading profit / loss.

     The management of the Bank has decided not to classify any bonds as held-to-maturity for a minimum period of 2 years, ending June 30, 2002.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: DERIVATIVES

     The Group designates a derivative as held for trading or hedging purposes when it enters into a derivative contract. Derivatives utilized by the Group include interest rate, cross currency interest rate and foreign exchange swaps, financial futures, outright foreign exchange forwards, credit derivatives, forward rate agreements and option contracts.

     Interest-rate swap transactions generally involve the exchange of fixed and floating-rate interest payment obligations over a prescribed period of time without the exchange of the underlying principle amounts. Cross currency interest rate swaps generally involve the exchange of both interest and principal amounts in two different currencies over a prescribed period of time. Foreign exchange swaps involve the exchange through simultaneous spot and forward foreign exchange transactions of principle amounts in two different currencies. Financial future contracts are contracts in which the buyer agrees to purchase and the seller agrees to make delivery of a specific financial instrument at a predetermined price of yield. Outright foreign exchange forward contracts are agreements to exchange at a specified future date, currencies of different countries at a specified rate. Credit derivatives are contractual agreements that provide insurance against a credit event of one or more referenced credits. The nature of the credit event is established by the buyer and the seller at the inception of the transaction, and such events include bankruptcy, insolvency and failure to meet payment obligations when due. The buyer of credit derivatives pays a period fee in return for a contingent payment by the seller (insurer) following a credit event. An option contract is an agreement that conveys to the purchaser the right, but not the obligation, to buy or sell a quantity of a financial instrument, index, or currency at a predetermined rate or price during a period or at a time in the future. Option agreements can be transacted on organized exchanges or directly between parties.

CREDIT RISK ASSOCIATED WITH DERIVATIVE ACTIVITIES

     Credit risk associated with derivatives is measured as the net replacement cost should the counterparties with contracts in a gain position to the Group completely fail to perform under the terms of those contracts and any collateral underlying the contracts proves to be of no value. In managing credit risk associated with its derivative activities, the Group deals primarily with commercial banks, broker-dealers and corporations. In addition, the Group reduces credit risk by obtaining collateral where appropriate. Required collateral levels vary depending on the credit risk rating and the type of counterparty. Generally, the Group accepts collateral in the form of cash and other marketable securities.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: DERIVATIVES (continued)

     A portion of the derivative activity involves exchange-traded instruments. Exchange-traded instruments conform to standard terms and are subject to policies set by the exchange involved, including counterparty approval, margin requirements and security deposit requirements. Management believes the credit risk associated with these types of instruments is minimal.

     The following tables present the notional or contract amounts and the credit risk or fair value amounts at December 31, 2001 and 2002 of the Group’s derivative asset and liability positions held for trading and hedging purposes. These derivative positions are primarily executed in the over-the-counter market. The credit risk amounts presented in the first table do not consider the value of any collateral held.

Derivative Assets [1]	December 31, 2001		December 31, 2002
	Contract /	Credit	Contract /	Credit
	Notional Amount	Risk	Notional Amount	Risk
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	205,033	2,058	282,508	2,035
Financial futures	4,299,727	58,685	389,479	3,529
Foreign exchange swaps	3,996,003	79,354	1,537,363	34,349
Forward rate agreements	352,980	1,418	97,678	115
Interest rate swaps	767,102	15,302	930,201	23,310
Options	189,993	2,086	143,640	5,495
Outright foreign exchange forwards	388,044	8,009	403,698	6,792

Total	10,198,882	166,912	3,784,567	75,625

Derivative Liabilities [1]	December 31, 2001		December 31, 2002
	Contract /	Fair	Contract /	Fair
	Notional Amount	Value	Notional Amount	Value
	(EUR in thousands)		(EUR in thousands)
Credit derivatives	37,444	22,976	—	—
Cross currency interest rate swaps	588,816	80,116	366,628	54,249
Financial futures	28,924	144	6,172,694	136,680
Foreign exchange swaps	3,897,538	82,650	2,676,496	44,590
Forward rate agreements	905,018	1,532	97,678	136
Interest rate swaps	1,982,632	81,018	4,754,472	227,510
Options	103,709	1,382	96,976	1,589
Outright foreign exchange forwards	320,977	4,247	458,103	7,184

Total	7,865,058	274,065	14,623,047	471,938

[1] Includes both long and short derivative positions.

     The average fair value of derivative assets for 2001 and 2002 was EUR 95,809 thousand and EUR 144,750 thousand, respectively. The average fair value of derivative liabilities for 2001 and 2002 was EUR 232,719 thousand and EUR 326,091 thousand, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: DERIVATIVES (continued)

ASSET LIABILITY MANAGEMENT (ALM) ACTIVITIES

     Risk management interest rate contracts and foreign exchange contracts are utilized in the Group’s ALM process. The Group maintains an overall interest rate risk management strategy that incorporates the use of interest rate contracts to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. As a result of interest rate fluctuations, hedged fixed-rate assets and liabilities appreciate or depreciate in market value. Gains or losses on the derivative instruments that are linked to the hedged fixed-rate assets and liabilities are expected to substantially offset this appreciation or depreciation. The Group uses foreign currency contracts to manage the foreign exchange risk associated with certain foreign denominated assets and liabilities.

FAIR VALUE HEDGES

     The Group uses various types of interest rate and foreign currency exchange rate derivative contracts to protect against changes in the fair value of its fixed rate assets and liabilities due to fluctuations in interest rates and exchange rates. In 2002, the amount recognized by the Group in the consolidated statement of income, which represented the ineffective portion in assessing hedge effectiveness was not significant. In 2001, there were no material gains or losses recognized, which represented the ineffective portion of fair value hedges.

     Included in derivative assets and liabilities are the following derivatives that were accounted for as fair value hedges:

Fair value hedges (derivative assets)

	December 31, 2001		December 31, 2002
	Contract / Notional	Fair	Contract / Notional	Fair
	Amount	Value	Amount	Value
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	19,076	912	—	—
Foreign exchange swaps	181,452	1,005	—	—
Interest rate swaps	6,999	172	—	—

Total	207,527	2,089	—	—

Fair value hedges (derivative liabilities)

	December 31, 2001		December 31, 2002
	Contract / Notional	Fair	Contract / Notional	Fair
	Amount	Value	Amount	Value
	(EUR in thousands)		(EUR in thousands)
Cross currency interest rate swaps	258,660	69,686	152,723	38,698
Foreign exchange swaps	305,688	11,491	981,862	4,041
Interest rate swaps	106,368	6,484	19,106	1,569

Total	670,716	87,661	1,153,691	44,308

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: AVAILABLE-FOR-SALE AND HELD-TO-MATURITY SECURITIES

     The amortized cost of available-for-sale and held-to-maturity securities and their approximate fair values at December 31, comprised:

	2001

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

	(EUR in thousands)
Available-for-sale securities
Greek government bonds	1,098,820	89,069	(2,530)	1,185,359
Mortgage-backed securities	160,288	1,233	—	161,521
Collateralized mortgage obligations	397,858	—	(2,644)	395,214
Debt securities issued by other governments and public entities	634,092	14,732	(5,007)	643,817
Corporate debt securities issued by companies incorporated in Greece	162,691	2,274	(616)	164,349
Corporate debt securities issued by companies incorporated outside Greece	481,012	2,322	(8,698)	474,636
Equity securities issued by companies incorporated in Greece	202,729	6,377	(73,723)	135,383
Equity securities issued by companies incorporated outside Greece	4,916	76	(1,033)	3,959
Other	363,542	2,348	(35,612)	330,278

Total available-for-sale securities	3,505,948	118,431	(129,863)	3,494,516

	2002

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

	(EUR in thousands)
Available-for-sale securities
Greek government bonds	1,062,601	66,370	(2,962)	1,126,009
Mortgage-backed securities	127,775	5,236	(2)	133,009
Collateralized mortgage obligations	941,042	5,861	(1,350)	945,553
Debt securities issued by other governments and public entities	582,965	33,511	(3,990)	612,486
Corporate debt securities issued by companies incorporated in Greece	99,737	2,661	(112)	102,286
Corporate debt securities issued by companies incorporated outside Greece	337,891	7,007	(6,940)	337,958
Equity securities issued by companies incorporated in Greece	292,837	2,623	(141,215)	154,245
Equity securities issued by companies incorporated outside Greece	4,416	158	(670)	3,904
Other	470,717	5,435	(47,640)	428,512

Total available-for-sale securities	3,919,981	128,862	(204,881)	3,843,962

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: AVAILABLE-FOR-SALE AND HELD-TO-MATURITY SECURITIES (continued)

     Gross realized gains on sales of available-for-sale securities totaled EUR 28,949 thousand and EUR 18,412 thousand during 2001 and 2002, respectively. Gross realized losses on sales of available-for-sale securities totaled EUR 16,596 thousand and EUR 11,327 thousand during 2001 and 2002, respectively. The Group uses the average cost method in determining the cost of securities sold.

     In anticipation of the adoption of International Financial Reporting Standards as its primary financial reporting standards, in lieu of Greek GAAP, the Group re-examined the classification of its securities portfolio. As a result, the Group transferred EUR 90,608 thousand of equity securities at fair value from the trading portfolio to the available-for-sale portfolio, effective January 1, 2002. The unrealized loss on these securities at the time of transfer was EUR 78,559 thousand.

     Mortgage-backed securities and collateralized mortgage obligations have estimated average lives of approximately 7.6 years and 3.0 years, as of December 31, 2001 and 2002, respectively.

     On July 1, 2000, the Group reclassified its entire held-to-maturity portfolio into the trading portfolio. See Note 10: “Trading assets”.

     The scheduled maturities of available-for-sale securities at December 31, 2002 were as follows:

	Available-for-Sale Securities

	Amortized Cost	Fair Value

	(EUR in thousands)
Due in one year or less	327,283	341,680
Due from one to five years	753,073	769,160
Due from five to ten years	690,415	719,288
Due after ten years	1,405,817	1,451,669

Total debt securities	3,176,588	3,281,797
Other non debt securities	743,393	562,165

Total	3,919,981	3,843,962

NOTE 13: EQUITY METHOD INVESTMENTS

     The Group has investments that are accounted for using the equity method of accounting. The most significant of these investments is AGET Heracles Cement Co. S.A.; a 27.06% owned, publicly traded (on the Athens Stock Exchange) Greek company and a leading producer of cement and related products. At December 31, 2002 the quoted market value of the Group’s investment in AGET Heracles Cement Co. S.A. was EUR 117,088 thousand.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: EQUITY METHOD INVESTMENTS (continued)

     The summarized financial information below represents an aggregation of the Group’s non- subsidiary investees.

	December 31,

	2000			2001

	AGET Heracles	Other	Total	AGET Heracles	Other	Total

	(EUR in thousands)			(EUR in thousands)
Recorded value	209,373	58,946	268,319	206,747	61,203	267,950
Revenue	632,470	556,399	1,188,869	481,048	595,275	1,076,323
Gross profit	147,398	90,694	238,092	125,705	60,710	186,415
Net earnings	296	(6,738)	(6,442)	15,962	(15,087)	875
Group’s equity in net earnings	80	521	601	4,319	(5,407)	(1,088)
Dividends	—	3,357	3,357	10,662	1,625	12,287
% Holding	26.98%			27,06%
Balance Sheet data Current assets	237,048	402,521	639,569	200,828	375,048	575,876
Non-current assets	238,612	214,489	453,101	225,015	240,725	465,740
Current liabilities	140,279	348,296	488,575	129,758	365,550	495,308
Non-current liabilities	132,232	55,337	187,569	99,657	64,684	164,341
Net assets	203,149	213,377	416,526	196,428	185,539	381,967
Group’s equity in net assets	54,810	59,352	114,162	53,150	53,244	106,394

	December 31,

	2002

	AGET
	Heracles	Other	Total

	(EUR in thousands)
Recorded value	217,176	51,964	269,140
Revenue	484,061	578,966	1,063,027
Gross profit	136,625	59,132	195,757
Net earnings	49,168	(22,876)	26,292
Group’s equity in net earnings	13,310	(8,759)	4,551
Dividends	2,881	1,630	4,511
% Holding	27.07%
Balance Sheet data
Current assets	208,152	411,084	619,236
Non-current assets	252,035	243,766	495,801
Current liabilities	128,769	383,039	511,808
Non-current liabilities	86,427	80,761	167,188
Net assets	244,991	191,050	436,041
Group’s equity in net assets	66,319	53,888	120,207

     Other equity investments include Phosphate Fertilizers Industry S.A (24.23%), Larco Metallurgical S.A. (36.43%), Siemens Industrial S.A. (30.00%), Planet Ernst & Young S.A. (25.00%) and YES Leasing S.A. (49.00%).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: EQUITY METHOD INVESTMENTS (continued)

     The difference between the cost of acquisition of the investments and the Group’s equity in the investees underlying net assets represents purchased goodwill. Equity method investment goodwill is not amortized but is reviewed for impairment.

NOTE 14: LOANS AND ALLOWANCE FOR LOAN LOSSES

     Loans made by the Group according to type of loan, which represents the Group’s concentration of credit risk, at December 31, 2001 comprised:

	2001

	Greek residents	Foreign	Total

	(EUR in thousands)
Consumer:
Residential mortgages	4,521,013	178,301	4,699,314
Credit card	779,712	15,284	794,996
Auto financing	285,658	8,365	294,023
Other	733,510	222,159	955,669

Total consumer	6,319,893	424,109	6,744,002

Commercial:
Industry and mining	1,870,698	922,745	2,793,443
Small scale industry	687,044	34,028	721,072
Trade	2,032,191	446,364	2,478,555
Construction	148,244	137,201	285,445
Tourism	293,562	74,136	367,698
Shipping and transportation	867,485	239,634	1,107,119
Mortgage	175,431	658,213	833,644
Public	3,653,439	73,530	3,726,969
Other	1,034,325	268,353	1,302,678

Total commercial	10,762,419	2,854,204	13,616,623

Total loans	17,082,312	3,278,313	20,360,625
Unearned income	—	(14,060)	(14,060)

Loans, net of unearned income	17,082,312	3,264,253	20,346,565
Less: Allowance for loan losses	(758,742)	(256,185)	(1,014,927)

Total Net Loans	16,323,570	3,008,068	19,331,638

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

     Loans made by the Group according to type of loan, which represents the Group’s concentration of credit risks, at December 31, 2002 comprised:

	2002

	Greek residents	Foreign	Total

	(EUR in thousands)
Consumer:
Residential mortgages	5,559,819	258,603	5,818,422
Credit card	1,030,071	16,669	1,046,740
Auto financing	283,344	10,930	294,274
Other	957,020	244,196	1,201,216

Total consumer	7,830,254	530,398	8,360,652

Commercial:
Industry and mining	1,992,235	869,188	2,861,423
Small scale industry	685,704	41,488	727,192
Trade	2,322,891	468,406	2,791,297
Construction	228,986	189,243	418,229
Tourism	291,207	71,598	362,805
Shipping and transportation	856,660	204,234	1,060,894
Mortgage	100,636	647,306	747,942
Public	2,186,293	32,198	2,218,491
Other	704,155	385,048	1,089,203

Total commercial	9,368,767	2,908,709	12,277,476

Total loans	17,199,021	3,439,107	20,638,128
Unearned income	—	(6,803)	(6,803)

Loans, net of unearned income	17,199,021	3,432,304	20,631,325
Less: Allowance for loan losses	(775,025)	(236,120)	(1,011,145)

Total Net Loans	16,423,996	3,196,184	19,620,180

     Included in the above tables are loans with terms, which have been modified by agreement between the Group and its debtors. Referred to as troubled debt restructuring, these loans totaled EUR 103,798 thousand and numbered 2,186 in 2001 and EUR 245,004 thousand and numbered 11,722 in 2002. Interest on such loans is recognized on the accrual basis and totaled EUR 4,358 thousand and EUR 14,751 thousand in 2001 and 2002, respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

     An analysis of the change in the allowance for loan losses for the years ended December 31, follows:

	2000	2001	2002

	(EUR in thousands)
Balance at January 1	798,008	973,211	1,014,927
Allowance (upon acquisition) attributable to companies acquired during the year	133,657	—	2,474
Allowance for loan losses	107,348	170,786	143,391
Write-offs	(50,350)	(133,797)	(111,884)
Recoveries	1,455	3,540	2,480

Net Write-offs	(48,895)	(130,257)	(109,404)
Translation differences	(16,907)	1,187	(40,243)

Allowance at December 31,	973,211	1,014,927	1,011,145

     Non-performing loans by sector, which the Group considers to be impaired at December 31, comprised:

	2001

	Greek residents	Foreign	Total

	(EUR in thousands)
Consumer:
Residential mortgages	253,051	535	253,586
Credit card	75,912	10,605	86,517
Auto financing	19	21	40
Other	47,325	10,580	57,905

Total consumer	376,307	21,741	398,048

Commercial:
Industry and mining	191,754	111,954	303,708
Small scale industry	93,992	3,202	97,194
Trade	147,541	36,829	184,370
Construction	17,984	9,794	27,778
Tourism	105,555	2,546	108,101
Shipping and transportation	44,596	64,215	108,811
Mortgage	31,155	13,602	44,757
Public	2,442	34,307	36,749
Other	41,031	20,453	61,484

Total commercial	676,050	296,902	972,952

Total loans	1,052,357	318,643	1,371,000
Less: Allowance for loan losses	(653,825)	(246,063)	(899,888)

	398,532	72,580	471,112

Average balance			1,427,932

Interest recognized			48,614

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: LOANS AND ALLOWANCE FOR LOAN LOSSES (continued)

     Non-performing loans by sector, which the Group considers to be impaired at December 31, comprised:

	2002

	Greek residents	Foreign	Total

	(EUR in thousands)
Consumer:
Residential mortgages	308,218	1,612	309,830
Credit card	94,799	6,964	101,763
Auto financing	4,962	—	4,962
Other	53,483	10,307	63,790

Total consumer	461,462	18,883	480,345

Commercial:
Industry and mining	176,086	89,873	265,959
Small scale industry	101,180	2,550	103,730
Trade	129,039	39,934	168,973
Construction	20,014	2,973	22,987
Tourism	103,746	2,640	106,386
Shipping and transportation	38,384	54,909	93,293
Mortgage	29,576	12,953	42,529
Public	2,546	2,976	5,522
Other	51,132	15,014	66,146

Total commercial	651,703	223,822	875,525

Total loans	1,113,165	242,705	1,355,870
Less: Allowance for loan losses	(740,643)	(223,078)	(963,721)

	372,522	19,627	392,149

Average balance			1,801,952

Interest recognized			37,000

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15: GOODWILL, SOFTWARE AND OTHER INTANGIBLES

     In accordance with SFAS 142, no goodwill amortization was recorded in 2002. Goodwill amortization expense in 2001 was approximately Euro 30,624 thousand. Net income in 2001 was Euro 204,974 thousand or Euro 0.87 per share (Euro 0.87 per share diluted). Net income adjusted to exclude goodwill amortization expense would have been Euro 235,598 thousand or Euro 1.00 per share (Euro 1.00 per share diluted) in 2001. The impact of goodwill amortization on net income in 2001 was Euro 30,624 thousand or Euro 0.13 per share (basic and diluted). Goodwill amortization expense in 2000 was Euro 35,381 thousand. Net income in 2000 was Euro 372,791 thousand or Euro 1.57 per share (Euro 1.57 per share diluted). Net income adjusted to exclude goodwill amortization expense would have been Euro 408,172 thousand or Euro 1.72 per share (Euro 1.72 per share diluted) in 2000. The impact of goodwill amortization on net income in 2000 was Euro 35,381 thousand or Euro 0.15 per share (Euro 0.15 per share diluted). The table below presents the allocation of goodwill by segment for December 31:

	2001	2002

	(EUR in thousands)
Banking — Greek	27,948	27,948
Banking — Foreign [1]	108,785	138,517
Investment Banking [2]	84,778	120,605
Global Investment & Private Banking	8,650	8,650
Investment Activities	1,310	—
Insurance	25,770	25,770
Other — Greek	92,141	90,643

Total	349,382	412,133

1: Reflecting a Euro 31,162 thousand addition representing the acquisition of Yonkers Financial Corporation.

2: Reflecting a Euro 35,827 thousand addition representing the acquisition of ETEVA.

     The gross carrying amount and accumulated amortization related to software and other intangibles at December 31, are presented below:

	2001		2002

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Software	107,191	61,402	147,546	89,707
Other Intangibles	—	—	7,121	1,801

Total	107,191	61,402	154,667	91,508

     Amortization expense on software and other intangibles was EUR 27,081 thousand, EUR 31,956 thousand and EUR 42,017 thousand in 2000, 2001 and 2002 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16: PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

     Premises and equipment at December 31, comprised:

	2001	2002

	(EUR in thousands)
Land	171,174	180,921
Buildings	459,752	493,516
Furniture, fittings and machinery	167,931	146,531
Leasehold improvements	12,710	11,050
Office equipment	234,958	265,600
Vehicles	10,786	11,068
Other	67,600	91,834

Total, at cost	1,124,911	1,200,520
Less: accumulated depreciation	(517,216)	(574,457)

Net book value	607,695	626,063

     Certain Group premises and equipment are leased under various operating leases. Rental expense was EUR 28,698 thousand, EUR 29,362 thousand and EUR 35,979 thousand for the years ended December 31, 2000, 2001 and 2002, respectively.

     Future minimum rental commitments under non-cancelable operating leases are presented below. The Group did not enter into any material capital leases.

Operating Leases

(EUR in thousands)
2003	22,660
2004	20,611
2005	18,970
2006	16,777
2007	16,477
Thereafter	44,481

Total minimum lease payments	139,976

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: OTHER ASSETS

     Other assets at December 31, comprised:

	2001	2002

	(EUR in thousands)
Assets acquired through foreclosure proceedings	101,107	94,717
Accounts receivable of non-financial services sector subsidiaries	340,127	309,017
Deferred tax assets	293,642	347,251
Amounts due from parties with collection agreements	13,782	18,212
Taxes withheld	187,222	197,895
European Re-development Fund	80,257	40,196
Amounts receivable from sales of bonds	508,122	991,886
Other	950,828	927,068

Total	2,475,087	2,926,242

NOTE 18: PLEDGED ASSETS AND COLLATERAL ACCEPTED

     The Group has accepted collateral that is permitted by contract or custom to sell or repledge. At December 31, 2001 and 2002, the fair value of this collateral was approximately EUR 1,846,800 thousand and EUR 21,000 thousand, respectively, all of which could be sold or repledged. None of this collateral was sold or repledged.

     At December 31, 2001 and 2002, the Group had pledged bonds of EUR 5,466,204 thousand and EUR 1,838,630 thousand, respectively, to the central bank to increase borrowing capacity.

     At December 31, 2001 and 2002, assets, principally securities, amounting to EUR 444,194 thousand and EUR 731,273 thousand, respectively, were pledged to secure public deposits and for other purposes.

     In addition, the Group obtains collateral in connection with its derivative activities. Required collateral levels vary depending on credit risk rating and type of counterparty. Generally, the Group accepts collateral in the form of cash and other marketable securities.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: DEPOSITS

     The aggregate amount of short-term certificates of deposit, each with a minimum denomination of EUR 95,000, which approximates US$ 100,000, was EUR 247,733 thousand at December 31, 2002.

     At December 31, 2002, interest-bearing deposits with scheduled maturities in excess of one year were EUR 170,539 thousand.

     Deposits made by Greek residents and foreign customers at December 31, comprised:

	2001			2002

	Greek residents	Foreign	Total	Greek residents	Foreign	Total

	(EUR in thousands)			(EUR in thousands)
Interest bearing:
Public sector	96,285	413,605	509,890	48,231	239,859	288,090
Private sector Corporations	843,363	964,381	1,807,744	1,147,176	740,155	1,887,331
Individuals	29,050,763	2,856,220	31,906,983	28,093,729	3,025,075	31,118,804
Interbank	1,498,576	1,595,146	3,093,722	1,805,459	1,149,174	2,954,633
Other	175,372	53,344	228,716	425,365	53,124	478,489

Total interest bearing deposits	31,664,359	5,882,696	37,547,055	31,519,960	5,207,387	36,727,347

Non-interest bearing:
Public sector	1,582,104	1,274	1,583,378	1,352,685	5,923	1,358,608
Private sector Corporations	1,187,460	310,139	1,497,599	1,080,131	297,141	1,377,272
Individuals	220,053	117,955	338,008	221,004	127,367	348,371
Interbank	152,478	4,367	156,845	140,913	175,338	316,251
Other	171,272	24,108	195,380	139,771	21,213	160,984

Total non-interest bearing deposit:	3,313,367	457,843	3,771,210	2,934,504	626,982	3,561,486

Total:
Public sector	1,678,389	414,879	2,093,268	1,400,916	245,782	1,646,698
Private sector Corporations	2,030,823	1,274,520	3,305,343	2,227,307	1,037,296	3,264,603
Individuals	29,270,816	2,974,175	32,244,991	28,314,733	3,152,442	31,467,175
Interbank	1,651,054	1,599,513	3,250,567	1,946,372	1,324,512	3,270,884
Other	346,644	77,452	424,096	565,136	74,337	639,473

Total deposits	34,977,726	6,340,539	41,318,265	34,454,464	5,834,369	40,288,833

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20: CENTRAL BANK BORROWINGS

     Central bank borrowings consist of funds used by the Bank to manage daily funding and liquidity needs. Interest accrues on these balances at rates determined by the central bank and is settled daily.

	2001	2002

Weighted average rate at year end	10.31%	14.50%
Weighted average rate, annual	9.71%	9.70%
Average balance outstanding during the year in EUR thousand	75,235	52,967
Maximum month-end amount during the period in EUR thousand	95,001	63,310

NOTE 21: FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     Information concerning federal funds purchased and securities sold under agreements to repurchase is summarized as follows:

	2001	2002

	(EUR in thousands)
Federal funds purchased	6,809	—
Securities sold under agreements to repurchase	6,380,673	8,278,892

	6,387,482	8,278,892

Securities sold under agreements to repurchase:
Average outstanding during the year	4,963,839	7,707,751
Weighted average interest rate during the year	4.22%	3.04%
Weighted average interest rate at year end	3.36%	2.92%
Amount outstanding at month end:
January	4,728,719	5,965,757
February	5,093,279	5,817,384
March	4,587,418	6,334,987
April	4,778,367	6,537,341
May	4,774.448	7,150,147
June	4,437,754	7,784,377
July	4,724,488	8,124,523
August	4,827,116	8,157,227
September	5,091,407	8,813,565
October	5,692,271	9,192,796
November	5,671,960	10,832,443

Securities sold under agreements to repurchase are recorded at the amount of cash received in connection with the transaction. Maturities of such agreements to repurchase are typically overnight to 6 months.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22: OTHER BORROWED FUNDS

     Included in other borrowed funds are bonds issued by the Bank at par on a monthly basis. These bonds, which mature within 1 year of their issue date, had a balance of EUR 51,630 thousand and EUR 28,586 thousand in 2001 and 2002, respectively. The weighted average interest rates were 4.6% in 2001 and 3.41% in 2002. The remainder of the balance, EUR 62,662 thousand in 2001 and EUR 207,872 thousand in 2002, represents miscellaneous borrowings of various subsidiaries, which carried an average interest rate of 5.8% for 2001 and 2.7% for 2002.

NOTE 23: ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

     Accounts payable, accrued expenses and other liabilities at December 31, comprised:

	2001	2002

	(EUR in thousands)
Accrued expenses and deferred income	152,232	65,798
Amounts due to re-insurers	32,009	30,793
Income and other taxes payable	331,017	215,666
Accounts payable and other	845,320	790,587
Securities payable	1,027,956	600,711
Accrued interest and commissions	173,773	163,185
Deferred tax liability	347,897	332,605
Amounts due to third-parties under collection agreements	431,439	112,705
Provision for pensions	47,660	115,500
Provision for other retirement benefits	217,168	3,000
Dividends payable	10,603	13,136
Accounts payable of non-financial services sector subsidiaries	11,111	8,176
Amounts due to government agencies	32,161	26,242
Payroll related accruals	17,212	11,498
European Re-development Fund	80,255	40,196

	3,757,813	2,529,798

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24: INSURANCE RESERVES

     Property-casualty reserves

     Ethniki Hellenic General Insurance Company (“EH”), the insurance company of the Group has consistently made a provision for loss reserves by estimating the potential liability on a claim-by-claim basis. Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

	Year ended December 31,

	2000	2001	2002

	(EUR in thousands)
Reserve for unpaid claims and claim adjustment expenses as at January 1,	450,550	443,243	429,350
Incurred claims and claim adjustment expenses:
Provision for insured events of the current year	167,886	169,573	198,264
Change in provision for insured events of prior years	(16,188)	2,128	(25,001)

Total incurred claims and claim adjustment expenses	151,698	171,701	173,263
Payments
Claims and claim adjustment expenses attributable to insured events of the current year	(63,040)	(69,925)	(78,735)
Claims and claim adjustment expenses attributable to insured events of prior years	(126,544)	(108,860)	(113,649)

Total payments	(189,584)	(178,785)	(192,384)
Changes in unearned premium reserves	30,580	(6,809)	15,720

Reserves for unpaid claims and claim adjustment expenses as at December 31,	443,244	429,350	425,949

     Reinsurance arrangements

     EH makes every effort to maintain a balance between own retention and reinsurance taken out. The own retention level is based on the Company’s capital and business levels. There have been no significant changes in reinsurance arrangements over the past three years nor have there been any major transactions with a material effect on earnings.

NOTE 25: LONG-TERM DEBT

     Long-term debt (original maturities of more than one year) at December 31, 2002 comprised:

	Under 1 year	1-5 years	After 5 years	TOTAL

	(EUR in thousands)
By remaining maturity
Senior Debt:
Fixed Rate	3,252	20,260	10,761	34,273
Variable Rate	6,645	20,236	5,215	32,096
Subordinated Debt:
Variable Rate	—	747,578	—	747,578

Total	9,897	788,074	15,976	813,947

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25: LONG-TERM DEBT (continued)

     Senior fixed rate debt

     The Group’s senior fixed rate debt of EUR 34,273 thousand at December 31, 2002 matures through 2028 and pays interest either semi-annually or annually. Debt denominated in EUR amounting to 32,898 thousand had a weighted average interest rate of 5.37%; Great Britain pounds denominated debt (converted to EUR 1,375 thousand) had a weighted average interest rate of 2.50%.

     Senior variable rate debt

     The Group’s senior variable rate debt at December 31, 2002 of EUR 32,096 thousand is denominated in EUR, carries a weighted average interest rate of 2.99%, matures through 2007 and pays interest semi-annually.

     Subordinated variable rate debt

     In June 2002, NBG Finance plc, a wholly owned subsidiary of the Bank, announced an international offering to institutional investors of EUR 750 million subordinated floating rate notes guaranteed fully and unconditionally by the Bank due in June 2012. The deal was launched on June 12, 2002 with settlement on June 25, 2002. The notes may be redeemed at the option of the Bank after June 2007. The notes carry interest not materially different from EURIBOR (2.87% at December 31, 2002) plus 80 b.p. to June 2007 and EURIBOR plus 210 b.p. thereafter, which is paid quarterly. The subordinated loan is carried at amortized cost. The commissions and other costs related to the issuance of those notes are amortized as interest expense on a constant yield basis over the period from the placement to the first redemption option.

NOTE 26: MANDATORILY CONVERTIBLE BOND

     In August 1996, the Bank issued to the Hellenic Republic 8,076,370 mandatorily convertible bonds in five tranches of 1,615,274 bonds each at a par value of EUR 37.1. Each bond converts into four common shares at maturity (after giving effect to the four-for-one stock split in January 1999). At the time of issuance of the bonds, the par value of the bonds exceeded the market value of the shares. Beginning in 1997, one tranche of the bonds matured annually on November 15, with the final tranche matured on November 15, 2001. Interest on the bonds was due annually on November 15 and accrued according to each tranche’s maturity date (8%, 7%, 6%, 5% and 5% for the tranches that matured in 1997, 1998, 1999, 2000 and 2001, respectively).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26: MANDATORILY CONVERTIBLE BOND (continued)

     On December 13, 2000, the Bank acquired from the Hellenic Republic the final tranche of the bonds, which matured on November 15, 2001. On the date of acquisition, the bonds had a book value of EUR 59,970 thousand and were acquired for EUR 251,994 thousand. Under APB 26 “Early Extinguishment of Debt”, the transaction is treated as early extinguishment of debt acquired from a related party. The transaction is accounted for as an equity transaction and the loss thus arising, amounting to EUR 192,023 thousand, is included under additional paid in capital. The transaction was endorsed by Greek Law, under which the bonds must be converted into common stock of the Bank; hence on November 15, 2001, the bonds were converted into common shares of the bank and were then immediately cancelled.

NOTE 27: COMMITMENTS AND CONTINGENCIES

     In the normal course of business, the Group enters into a number of off-balance sheet commitments to meet the financing needs of its customers, through the use of commitments to extend credit and commercial and standby letters of credit.

     The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     The following tables summarize the Group’s off-balance-sheet financial instruments, whose contract amounts represent credit risk, as of December 31, 2001 and 2002.

	2001	2002

	(EUR in thousands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit:
Commercial and personal	9,089,762	8,732,698
Commercial real estate	54,712	40,810
Residential real estate	11,160	185,063
Commercial letters of credit	262,512	207,380
Standby letters of credit and financial guarantees written	2,038,242	2,243,418

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27: COMMITMENTS AND CONTINGENCIES (continued)

     Commitments to Extend Credit. Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The majority of commitments to extend credit have terms up to one year are based on EURIBOR / LIBOR — or other base rates. Management evaluates each customer’s credit worthiness in determining the amount of collateral to obtain. Collateral held varies and may include accounts receivable, inventory, property, plant and equipment and real estate.

     Commercial Letters of Credit. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. A significant portion of commercial letters of credit is on an immediate payment basis. The Group’s credit risk in these transactions is limited since the contracts are collateralized by the merchandise being shipped and are generally of short duration.

     Standby Letters of Credit and Financial Guarantees Written. Standby letters of credit and financial guarantees written are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support the financing needs of the Bank’s commercial customers, and are short-term in nature. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Group holds marketable securities as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral obtained depends on the credit assessment of each individual customer and may range from NIL to 100%.

     Legal Contingencies. The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of the Group.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28: OTHER NON-INTEREST INCOME

     Other non-interest income at December 31, comprised:

	2000	2001	2002

	(EUR in thousands)
Insurance operations income	469,372	498,676	573,018
Redeposits with central bank	35,225	—	—
Warehouse fees	8,362	8,972	11,560
Hotel revenues	30,327	28,685	30,315
Profit on sales of properties	53,481	93,196	44,302
Other	114,825	172,150	138,143

Total	711,592	801,679	797,338

NOTE 29: OTHER NON-INTEREST EXPENSE

     Other non-interest expense at December 31, comprised:

	2000	2001	2002

	(EUR in thousands)
Reinsurance premiums and insurance operating costs	500,122	541,488	586,616
Warehouses cost of services	1,435	2,134	3,421
Hotel running costs	21,365	19,838	20,883
Credit card costs	16,619	36,220	46,278
Broker costs	6,860	5,586	6,858
Other	250,745	268,868	295,074

Total	797,146	874,134	959,130

NOTE 30: INCOME TAXES

     The significant components of the provision for income taxes for the years ended December 31, 2000, 2001 and 2002 are as follows:

	2000	2001	2002

	(EUR in thousands)
Tax provision:
Current tax payable	244,977	246,216	179,532
Deferred taxation	75,845	(131,129)	(164,495)

Total	320,822	115,087	15,037

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30: INCOME TAXES (continued)

     The differences between the statutory income tax rates and the effective tax rates are summarized as follows:

	2000	2001	2002

	(EUR in thousands)
Average statutory income tax rates (1)	39.28%	36.75%	(34.87)%
Effect of tax — exempt (income)/losses	15.03%	19.65%	64.03%
Effect of companies with losses	0.89%	0.53%	29.28%
Non deductible expenses	1.66%	1.74%	33.64%
Other	(1.15)%	(4.32)%	(11.35)%

Average effective rate	55.71%	54.35%	80.73%

(1)	The average statutory income tax rates are used in view of the fact that the consolidated subsidiaries are taxed under different tax rates depending on the nature of their entrepreneurial activity and the jurisdiction in which taxes are levied.

     The significant components of deferred income tax assets and liabilities at December 31, comprised:

	2000	2001	2002

	(EUR in thousands)
Deferred Tax Assets:
Allowance for loan losses	7,825	11,613	14,186
Accrued expenses	1,062	1,849	5,713
Mark to market valuation of securities and derivative liabilities	54,148	166,219	181,388
Retirement Benefits	88,435	85,089	41,202
Insurance Reserves	7,704	16,851	6,351
Other	59,099	12,021	98,411

Total deferred tax assets	218,273	293,642	347,251
Deferred Tax Liabilities:
Tax free reserves	(259,895)	(260,150)	(171,724)
Other [1]	(158,072)	(87,747)	(160,881)

Total deferred tax liabilities	(417,967)	(347,897)	(332,605)

Net deferred tax asset / (liability)	(199,694)	(54,255)	14,646

[1]Consists mainly of the mark to market valuation of trading, available-for-sale securities and derivative assets.

     The deferred tax on the mark to market valuation of securities includes both trading and available-for-sale securities, as most of these mark to market valuations are not recognized for Greek income tax purposes.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30: INCOME TAXES (continued)

     In December 24, 2002, the Greek Parliament approved legislation whereby companies were allowed for tax purposes to offset unrealized losses on the mark to market valuation of securities against gains on the revaluation of fixed assets. As fixed assets under US GAAP are stated at cost, a deferred tax asset was recognized. At the same time the deferred tax asset recognized on the mark to market valuation of securities was released.

     Tax-free reserves represent profits made on the sale of shares, property, bonds and other similar assets as well as income taxed at privileged rates such as interest earned on treasury bills and bonds, which are not distributed. These reserves are fully taxed upon distribution and have, therefore, been treated as temporary differences in the deferred tax computations.

NOTE 31: RELATED PARTY TRANSACTIONS

     The Bank has entered into transactions with its directors, significant shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties totaled EUR 132,869, EUR 218,913 and EUR 357,619 thousand at December 31, 2000, 2001 and 2002 respectively. The terms extended to related parties are similar to those extended to unrelated parties.

     The Bank sold Greek government bonds and treasury bills to the Hellenic Republic from December 17 to December 23, 1999 for EUR 1,447,472 thousand and agreed to repurchase the same bonds and treasury bills for EUR 1,451,117 thousand. Of the difference of EUR 3,645 thousand, EUR 1,092 thousand was recognized as interest expense in 2000. These sell and buyback agreements were completed by January 7, 2000.

     The Bank had loans due from the Hellenic Republic in the amount of EUR 425,594 thousand in 2000, EUR 1,559,880 thousand in 2001 and EUR 255,978 thousand in 2002.

     On December 27, 2001, the Bank also extended a short-term loan facility to the Hellenic Republic. The loan, which was fully repaid on January 2, 2002, amounted to EUR 1,173,881 thousand. On December 31, 2001 interest accrued amounted to EUR 534 thousand, while total interest for the 5-day duration of the loan facility amounted to EUR 654 thousand.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32: FOREIGN EXCHANGE POSITION

     At December 31, 2002 the EUR equivalent of the assets and liabilities, which are denominated in foreign currency, amounted to EUR 12,020,643 thousand (EUR 11,878,048 thousand for 2001 and EUR 18,649,168 thousand for 2000) and EUR 11,913,032 thousand (EUR 12,447,117 thousand for 2001 and EUR 18,394,718 thousand for 2000) respectively.

NOTE 33: ADDITIONAL PAID-IN CAPITAL

     By resolution of the General Meeting of Shareholders, dated April 26, 2001, the share capital of the Bank was decreased by EUR 27,493 thousand with the cancellation of 6,461,096 own shares purchased on December 15, 2000 by the Public Company for Transferable Securities SA (PCTS) pursuant to the agreement signed on December 13, 2000 between the Bank and PCTS ratified by article 11 of L.2892/9.3.2001. As a result of this transaction, additional paid-in capital was reduced by EUR 229,881 thousand.

     By resolution of the General Meeting of Shareholders, dated April 26, 2001, the share capital of the Bank was increased by EUR 55,806 thousand following the increase of the Bank’s share par value from EUR 4.26 to EUR 4.50 resulting from the capitalization a) EUR 31,216 thousand of accumulated surplus and b) EUR 24,590 thousand of additional paid-in capital.

     By resolution of the Board of Directors dated November 11, 2001, the share capital of the Bank was increased by EUR 29,074 thousand by issuing 6,461,100 new shares at a par value of EUR 4.50. The increase resulted from the conversion of 1,615,275 bonds of the convertible bond loan issued in 1996. The difference between the bonds’ par value and the shares’ par value totaling EUR 30,897 thousand was accounted as additional paid-in capital.

     By resolution of the General Meeting of Shareholders, dated November 26, 2001, the share capital of the Bank was decreased by EUR 29,074 thousand resulting from the cancellation of 6,461,100 own shares deriving from the conversion of 1,615,275 convertible bonds that were bought back by the PCTS on December 15, 2000 pursuant to the agreement signed on 13 December 2000. As a result of this transaction additional paid-in capital was reduced by EUR 30,897 thousand.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34: EARNINGS PER SHARE DATA

     Basic earnings per share is computed by dividing net income for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year (Amounts in EUR thousand, except share and per share data).

	2000		2001		2002

Net Income		372,791		204,974		126,873

Net Income adjusted for diluted computation		372,791		204,974		126,873

Weighted Average common share outstanding		237,478,176		236,653,983		239,911,558

Adjusted for diluted computation		237,478,176		236,653,983		239,911,558

Earnings per common share — basic	EUR	1.57	EUR	0.87	EUR	0.53
Earnings per common share — assuming dilution	EUR	1.57	EUR	0.87	EUR	0.53
Income before extraordinary item and effect of accounting change		372,791		175,927		30,768

Income before extraordinary item and effect of accounting change adjusted for diluted computation		372,791		175,927		30,768

Earnings per common share (before effect of accounting change) — basic	EUR	1.57	EUR	0.74	EUR	0.13
Earnings per common share (before effect of accounting change) — assuming dilution	EUR	1.57	EUR	0.74	EUR	0.13

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35: REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by the central bank. Failure to meet minimum capital requirements can initiate certain mandatory actions and possibly discretionary actions by the central bank that, if undertaken, could have a direct material effect on the Group’s financial statements.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of “Tier I” capital (as defined), and the rest of “Tier II” capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives. However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

     As of December 31, 2002, the Bank was adequately capitalized under the applicable regulatory framework. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based and Tier I risk based ratios as set forth in the table below. There are no conditions or events since December 31, 2002 that management believes have changed the Bank’s compliance with capital requirements.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35: REGULATORY MATTERS (continued)

     The Bank’s actual capital amounts and ratios are also presented in the table below (amounts are expressed in EUR thousand, except ratios):

	Actual		For Capital
			Adequacy Purposes

	Amount	Ratio	Amount	Ratio

As of December 31, 2002:
Total Capital	2,729,176	12.6%	1,738,329	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,053,076	9.5%	869,165	4.0%
(to Risk-Weighted Assets)
As of December 31, 2001:
Total Capital	2,362,465	11.3%	1,678,483	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,077,787	9.9%	839,242	4.0%
(to Risk-Weighted Assets)
As of December 31, 2000:
Total Capital	2,319,431	12.6%	1,474,867	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,055,806	11.2%	737,434	4.0%
(to Risk-Weighted Assets)

     The actual capital amounts and ratios for all banks and branches within the Group are presented in the table below (amounts are expressed in EUR thousand, except ratios):

	Actual		For Capital
			Adequacy Purposes

	Amount	Ratio	Amount	Ratio

As of December 31, 2002:
Total Capital	2,600,014	10.4%	2,006,556	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	1,842,391	7.4%	1,003,278	4.0%
(to Risk-Weighted Assets)
As of December 31, 2001:
Total Capital	2,444,901	10.2%	1,917,570	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,170,401	9.0%	958,785	4.0%
(to Risk-Weighted Assets)
As of December 31, 2000:
Total Capital	2,679,680	12.2%	1,763,005	8.0%
(to Risk-Weighted Assets)
Tier 1 Capital	2,428,684	11.0%	881,503	4.0%
(to Risk-Weighted Assets)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: FAIR VALUE OF FINANCIAL INSTRUMENTS

     Management uses its best judgment in estimating the fair value of the Group’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Group could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends, and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

     The following information should not be interpreted as an estimate of the fair value of the entire Group since a fair value calculation is only provided for a limited portion of the Group’s assets. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Group’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Group’s financial instruments at December 31, 2001 and 2002:

     Financial Instruments Stated at Carrying Amount. The carrying amount of cash and due from banks, interest-bearing deposits with banks, federal funds sold and resale agreements approximates their fair value. Fair value for trading assets, which also is the amount recognized in the consolidated balance sheet, is based on quoted market prices of comparable instruments. The carrying amount of liabilities on acceptances and acceptances outstanding approximates their fair value. The carrying amount of federal funds purchased, borrowings under repurchase agreements, and other borrowed funds maturing within 90 days approximates their fair value. Fair value of other borrowed funds in excess of 90 days is estimated using discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements. The carrying amount of accrued interest approximates their fair value.

     Derivative Financial Instruments. All derivatives are recognized on the balance sheet at fair value. For exchange traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics.

     Available-for-Sale and Held-to-Maturity Securities. Fair values for securities are based on available quoted market prices. Available-for-sale securities are carried at their aggregate fair value.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

     Loans. For variable rate commercial loans that reprice frequently (within a relatively short time frame) and have no significant change in credit risk, fair value is based on carrying amount. Fair value for mortgage loans, consumer installment loans, credit-card loans, and other consumer loans is estimated using discounted cash flow models. The discount rates are based on current market interest rates for similar types of loans. Fair value for commercial real estate and commercial loans that do not reprice or do not mature within relatively short time frames is estimated using discounted cash flow analysis. The discount rates used are those currently being offered for loans with similar terms to borrowers of similar credit quality. Fair value for impaired loans is estimated using discounted cash flow analysis or underlying collateral values, where applicable.

     Deposits. The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

     Long-Term Debt. The estimated fair value was determined using a discounted cash flow analysis, based on current market rates of similar maturity debt securities, to discount cash flows.

     Off-Balance Sheet Financial Instruments whose contract amounts represent credit risk. The fair value of standby and other letters of credit and the unfunded portion of commitments to extend credit is not material.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

     The carrying amount, the amount at which financial instruments is reported in the balance sheet, and the estimated fair value of the Group’s financial instruments at December 31, is presented below. For items, which reprice frequently and/or are short in duration, carrying amount approximates fair value.

	Year ended December 31,

	2001		2002

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	(EUR in thousands)		(EUR in thousands)

Financial Assets:
Cash and due from banks	1,296,306	1,296,306	764,512	764,512
Obligatory deposits with central bank	851,819	851,819	203,036	203,036
Federal funds sold and securities purchased under agreements to resell	2,121,388	2,121,388	4,744,943	4,744,943
Interest bearing deposits with banks	7,550,807	7,550,807	5,486,932	5,486,932
Money market investments	179,984	179,984	125,448	125,448
Trading assets	15,372,091	15,372,091	15,278,098	15,278,098
Derivative assets	166,912	166,912	75,625	75,625
Securities available-for-sale	3,494,516	3,494,516	3,843,962	3,843,962
Loans, net of allowance	19,331,638	19,420,508	19,620,180	20,808,883
Customers’ liability on acceptances	1,078	1,078	1,572	1,572
Accrued interest receivable	828,223	828,223	805,172	805,172

Total financial assets	51,194,762	51,283,632	50,949,480	52,138,183

Financial Liabilities:
Deposits:
Interest bearing	37,547,055	37,553,957	36,727,347	37,398,428
Non-interest bearing deposits	3,771,210	3,771,210	3,561,486	3,561,486

Total deposits	41,318,265	41,325,167	40,288,833	40,959,914
Central bank borrowings	70,526	70,526	6,804	6,804
Federal funds purchased and securities sold under agreements to repurchase	6,387,482	6,387,482	8,278,892	8,278,892
Derivative liabilities	274,065	274,065	471,938	471,938
Other borrowed funds	114,292	114,292	236,458	236,458
Acceptances outstanding	1,078	1,078	1,572	1,572
Long-term debt	265,327	265,327	813,947	812,620

Total financial liabilities	48,431,035	48,437,937	50,098,444	50,768,198

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: SEGMENT INFORMATION

     The Group is a diversified financial services company operating primarily in Greece with operations in various countries including the United Kingdom, France, the United States, Cyprus, Canada, South Africa, Bulgaria, Former Yugoslav Republic of Macedonia, Romania, Germany, Egypt, Albania and the Netherlands. The Group’s reportable segments are presented below, and no other industry or geographic segment in which the Group operates is individually significant.

	Total Assets		Interest Income		Interest expense

	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2000:
Banking-Greek	35,000,043	70.3%	2,459,832	73.0%	2,032,862	83.2%
Banking Foreign	11,406,609	22.9%	712,643	21.1%	309,163	12.7%
Investment banking	1,352,329	2.7%	140,728	4.2%	99,399	4.1%
Global Investment & Private Banking	60,440	0.1%	959	0.0%	1	0.0%
Investment Activities	423,032	0.9%	7,798	0.2%	7	0.0%
Insurance	1,107,328	2.2%	41,077	1.2%	—	0.0%
Other-Greek (1)	458,988	0.9%	8,402	0.3%	1,093	0.0%
Other Foreign	7,442	0.0%	449	0.0%	64	0.0%

Total	49,816,211	100%	3,371,888	100%	2,442,589	100%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Non-interest income		Non-interest expense		Net income before taxes

	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)
December 31, 2000:
Banking-Greek	758,758	50.7%	872,084	50.4%	314,874
Banking Foreign	143,650	9.6%	176,505	10.1%	342,032
Investment banking	66,731	4.5%	40,114	2.3%	35,119
Global Investment & Private Banking	47,271	3.2%	3,674	0.2%	45,028
Investment Activities	(160,909)	(10.8)%	10,897	0.6%	(165,059)
Insurance	548,764	36.7%	580,141	33.1%	9,189
Other-Greek (1)	91,736	6.1%	58,289	3.3%	(5,289)
Other Foreign	39	0.0%	393	0.0%	—

Total	1,496,040	100%	1,742,097	100%	575,894

	Income Tax Expense	Depreciation and amortization expense		Revenue from transactions with other segments

	(EUR in thousands)	(EUR in thousands)%		(EUR in thousands)
December 31, 2000:
Banking-Greek	(263,196)	80,634	65.7%	335,302
Banking Foreign	(43,266)	19,287	15.7%	60,232
Investment banking	2,820	4,654	3.8%	14,955
Global Investment & Private Banking	(7,824)	602	0.5%	561
Investment Activities	(5,626)	2,163	1.8%	6,864
Insurance	434	5,635	4.6%	10,823
Other-Greek (1)	(4,164)	9,661	7.9%	20,354
Other Foreign	—	41	0.0%	12

Total	(320,822)	122,677	100%	449,103

1Included in Other-Greek are mutual fund operations, as well as non-financial services subsidiaries in Greece.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: SEGMENT INFORMATION (continued)

	Total Assets		Interest Income		Interest expense

	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2001:
Banking-Greek	40,587,075	73.9%	1,872,695	71.4%	1,095,927	78.7%
Banking Foreign	11,188,800	20.4%	636,548	24.3%	271,415	19.5%
Investment banking	1,334,797	2.4%	54,411	2.1%	25,581	1.8%
Global Investment & Private Banking	59,234	0.1%	1,287	0.0%	—	0.0%
Investment Activities	272,440	0.5%	7,922	0.3%	1	0.0%
Insurance	1,141,350	2.1%	41,538	1.6%	—	0.0%
Other-Greek (1)	339,343	0.6%	5,469	0.2%	42	0.0%
Other Foreign	17,626	0.0%	1,440	0.1%	147	0.0%

Total	54,940,665	100%	2,621,310	100%	1,393,113	100%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Non-interest income	Non-interest income	Non-interest expense		Net income before taxes

	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)
December 31, 2001:
Banking-Greek	287,290	27.2%	925,295	48.7%	138,667
Banking Foreign	84,920	8.0%	238,685	12.5%	151,492
Investment banking	60,895	5.8%	41,213	2.2%	25,506
Global Investment & Private Banking	31,068	2.9%	5,817	0.3%	26,539
Investment Activities	(112,855)	(10.7)%	13,068	0.7%	(118,762)
Insurance	573,754	54.4%	623,786	32.8%	(8,021)
Other-Greek (1)	131,478	12.4%	54,095	2.8%	(4,719)
Other Foreign	424	0.0%	672	0.0%	1,052

Total	1,056,974	100%	1,902,631	100%	211,754

	Income Tax Expense	Depreciation and amortization expense		Revenue from transactions with other segments

	(EUR in thousands)	(EUR in thousands)%		(EUR in thousands)
December 31, 2001:
Banking-Greek	(97,350)	85,250	65.3%	255,302
Banking Foreign	(5,834)	22,811	17.5%	46,321
Investment banking	(3,715)	6,339	4.9%	4,795
Global Investment & Private Banking	(1,752)	610	0.5%	255
Investment Activities	3,249	1,955	1.5%	3,956
Insurance	3,319	4,945	3.8%	10,186
Other-Greek (1)	(13,004)	8,505	6.5%	16,026
Other Foreign	—	62	0.0%	3

Total	(115,087)	130,477	100%	336,844

1Included in Other-Greek are mutual fund operations, as well as non-financial services subsidiaries in Greece.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: SEGMENT INFORMATION (continued)

	Total Assets		Interest Income		Interest expense

	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)%
December 31, 2002:
Banking-Greek	42,387,350	76.7%	1,688,403	69.8%	790,282	67.2%
Banking Foreign	10,646,071	19.3%	663,546	27.5%	369,592	31.5%
Investment banking	441,695	0.8%	16,172	0.7%	15,029	1.3%
Global Investment & Private Banking	72,356	0.1%	391	0.0%	—	0.0%
Investment Activities	187,153	0.3%	6,287	0.3%	61	0.0%
Insurance	1,054,717	1.9%	31,201	1.3%	—	0.0%
Other-Greek (1)	425,470	0.8%	8,254	0.3%	28	0.0%
Other Foreign	31,405	0.1%	2,444	0.1%	31	0.0%

Total	55,246,217	100%	2,416,698	100%	1,175,023	100%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Non-interest income		Non-interest expense		Net income before taxes

	(EUR in thousands)%		(EUR in thousands)%		(EUR in thousands)
December 31, 2002:
Banking-Greek	125,923	13.0%	1,053,779	50.6%	(145,102)
Banking Foreign	115,660	12.0%	211,758	10.2%	171,163
Investment banking	39,152	4.1%	15,779	0.8%	24,516
Global Investment & Private Banking	22,106	2.3%	5,176	0.2%	17,321
Investment Activities	(55,117)	(5.7)%	18,912	0.9%	(67,803)
Insurance	663,617	68.7%	717,423	34.5%	(22,605)
Other-Greek (1)	53,422	5.5%	58,461	2.8%	1,976
Other Foreign	509	0.1%	894	0.0%	1,908

Total	965,272	100%	2,082,182	100%	(18,626)

	Income Tax Expense	Depreciation and amortization expense		Revenue from transactions with other segments	Extraordinary item

	(EUR in thousands)	(EUR in thousands)%		(EUR in thousands)	(EUR in thousands)%
December 31, 2002:
Banking-Greek	19,206	83,466	68.3%	248,606	48,228	50.2%
Banking Foreign	(22,207)	21,513	17.6%	(77,472)	—	0.0%
Investment banking	(1,437)	927	0.8%	8,957	—	0.0%
Global Investment & Private Banking	(904)	137	0.1%	332	—	0.0%
Investment Activities	(5,121)	5,826	4.8%	4,444	—	0.0%
Insurance	2,083	6,046	4.9%	14,196	47,877	49.8%
Other-Greek (1)	(6,867)	4,277	3.5%	16,085	—	0.0%
Other Foreign	210	86	0.0%	3	—	0.0%

Total	(15,037)	122,278	100%	215,151	96,105	100%

1Included in Other-Greek are mutual fund operations, as well as non-financial services subsidiaries in Greece.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: EMPLOYEE BENEFIT PLANS

a) Defined Contribution Plans Covered by Greek Law 2084/1992

     The Group sponsors pension plans governed by Greek Law 2084/1992, which encompasses or amends certain provisions of laws 1902/1990 and 1976/1991. Certain large employers in Greece, including the Bank and several of its subsidiaries, operate employee pension plans rather than participating in state-sponsored social security schemes. These plans, described below, have contribution rates and benefit schemes that are established by and may only be adjusted by certain ministries of the Greek government. As such, these plans are controlled by the Hellenic Republic and substitute for standard Greek social security retirement benefits typically available to employees in other Greek companies. The plans also have deficit funding responsibilities as described below that may change in the future by legislative action. The funding deficits described below refer to situations whereby the plan assets, including current year contributions, of a period are not sufficient to pay benefits in the same period.

     In 1992, the Greek Parliament passed Law 2084/1992 which, considering the provisions of other laws mentioned above, limits the Group’s obligation to fund these “main plan’’ deficits up to the funding deficits which existed in 1992 for each plan. The effect of the change in legislation was to limit the Group’s funding obligations to the standard contributions set out by the Ministry of Labor and Social Security plus each fund’s deficit as of 1992.

National Bank of Greece Main Pension Plan

     The Bank’s Main Pension Plan provides for defined contributions to be made by the Bank at a rate of 24.7% in 2000, 25.6% in 2001 and 26.5% in 2002 of the employee’s salary. Such contributions totaled approximately EUR 82.76 million, EUR 87.45 million and EUR 87.89 million in 2000, 2001 and 2002 respectively. In addition, the Bank must fund amounts up to EUR 25.24 million per annum for any funding deficits, to the extent that any funding deficit occurs in that year. Current projections indicate that such funding deficits will arise again in 2008 and thereafter. The opinion of the Bank’s legal counsel is that, in accordance with Greek Law 2084/1992, annual funding deficits above EUR 25.24 million are not the responsibility of the Bank. Employee contributions are 11% of their salary. The benefits paid are determined by a formula, which takes into account years of service with the Bank and the employee’s final salary. The annual pension after 35 years of service is approximately 80% of final pensionable pay. Final pensionable pay is typically less than 75% of actual pay. Subsequent to the merger of the Bank with ETEVA in December 2002, all ETEVA’s employees joined the Bank’s main pension plan.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: EMPLOYEE BENEFIT PLANS (continued)

Plans previously reported as Defined Benefit Plans

     The following plans, which were previously accounted for as defined benefit plans, are accounted for in 2002, either as a defined contribution plan or a plan no longer sponsored by the Bank. In the opinion of the Group’s legal counsel, following the enactment of Law 3029/11.07.2002, on “Reform of the Social Security System”, the Group is under no obligation to cover possible future plan deficits for certain plans which were previously accounted for as defined benefit plans. Under the provisions of Law 3029/11.07.2002, the Greek State shall undertake the obligation to fund the deficits of these plans. This change resulted in a loss of Euro 38,3 million, which has been accounted for as extraordinary item.

National Bank of Greece Lump Sum Benefit Plan

     The Bank prior to 2002 made contributions to a benefit plan, which provides for a lump sum to be paid upon retirement, equal to 14.5 times final pensionable pay multiplied by a service-related percentage. The percentage is 175% after 20 years’ service, and 270% after 35 years’ service. For individuals who joined after January 1, 1993 a benefit of 70% of the average of the final five years’ pensionable pay multiplied by years of service will be paid. Accrued benefits are also paid on an earlier date in the event of death or disability. According to Law 2084/92, the Bank is no longer required to make contributions to this plan and pursuant to the provisions of Law 3029/11.07.2002 discussed above, as of July 11, 2002 this is no longer a plan sponsored by the Bank.

Ethniki Hellenic General Insurance Company (“EH”) Main Pension Plan

     The Group’s insurance company contributes to a main pension plan, which provides for a monthly pension and a lump sum to be paid upon retirement. The benefit structure, as relates to the pension, is similar to that provided under the Bank’s main plan. The lump sum benefit equals final monthly pay multiplied by years of pensionable service. Accrued benefits are also paid on earlier death or disability. Pursuant to the provision of Law 3029/11.07.2002 this plan is accounted for as a defined contribution plan starting from the date of enactment of the Law (July 11, 2002).

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: EMPLOYEE BENEFIT PLANS (continued)

b) Defined Contribution Plans Covered by Greek Law 2084/1992 and 2556/1997

     The Group also sponsors auxiliary pension plans governed by Greek Law 2084/1992 as amended by Law 2556/1997, which has the effect of granting control of the plans, except administration, to the Greek government. Similar to the “main” plans above, certain large employers in Greece, including the Bank and several of its subsidiaries, operate auxiliary pension funds rather than participating in state-sponsored auxiliary social security schemes. These plans, described below, have contribution rates and benefit schemes that are determined by certain ministries of the Greek government. As such, these plans are controlled by the Hellenic Republic and substitute for standard Greek employees’ auxiliary social security benefits typically available to employees in other Greek companies.

National Bank of Greece Auxiliary Pension Plan

     The Bank’s Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9.0% of the employee’s salary. Such contributions totaled approximately EUR 29.35 million, EUR 31.11 million and EUR 30.73 million in 2000, 2001 and 2002 respectively. Employees contribute at a rate of 3.5% of their salary. The benefits paid are determined by a formula, which takes into account years of service with the Bank and the employee’s final pensionable pay. Final pensionable pay is typically less than 75% of actual pay. Subsequent to the merger of the Bank with ETEVA in December 2002, all ETEVA’s employees joined the Bank’s auxiliary pension plan.

c) Other Defined Contribution Plans

     The Group makes contributions to other foreign defined contribution pension plans. Group contributions total approximately EUR 1.76 million, EUR 1.17 million and EUR 1.4 million in 2000, 2001 and 2002 respectively.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: EMPLOYEE BENEFIT PLANS (continued)

d) Defined Benefit Pension Plans

     In addition to the plans discussed above, the Bank and its subsidiaries sponsor as is common in Greek companies, other pension plans covering substantially all employees, some of which are similar to the main and auxiliary plans discussed above but do not have legally limited funding responsibilities. The pensions vary in their specific features, but most are contributory, final pay and accumulated years of service-based defined benefit plans. The funding policies vary slightly but typically include employee and employer defined monthly contributions in accordance with Greek laws regarding such plans. Plan assets primarily consist of debt and equity securities issued by the Hellenic Republic, its agencies, and other Greek corporations. Some companies within the Group also provide termination indemnities. These are partially financed through internal company accruals. Benefits paid out were EUR 4.70 million, EUR 5.58 million and EUR 2.9 million over 2000, 2001 and 2002 respectively.

     Net periodic pension costs for these defined benefit plans include the following components for the years ended December 31:

	2000	2001	2002

	(EUR in millions)
Service cost	17.0	11.2	9.4
Interest cost	43.9	44.4	14.2
Expected return on plan assets	(67.0)	(60.1)	(8.0)
Amortization of actuarial gains	(11.4)	(1.8)	4.4
Amortization of transition obligation	10.5	10.3	4.8

Net periodic pension cost	(7.0)	4.0	24.8

Admission of new employees and other	(12.6)	—	(15.0)
Extraordinary charge	—	—	(38.3)

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: EMPLOYEE BENEFIT PLANS (continued)

     The aggregated funding status recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2000	2001	2002

	(EUR in millions)
Change in benefit obligation:
PBO, beginning of year	656.1	752.9	809.3
Service cost	17.0	11.2	9.4
Interest cost	43.9	44.4	14.2
Employee contributions	22.0	25.0	5.5
Actuarial gain	33.2	39.7	0.4
Adjustment for disposal and other	32.8	0.4	(540.7)
Benefits paid	(52.1)	(64.3)	(17.3)

PBO, end of year	752.9	809.3	280.8

	2000	2001	2002

	(EUR in millions)
Change in plan assets:
Fair value, beginning of year	749.0	743.9	627.5
Actual return on assets	(20.2)	(97.0)	(4.5)
Adjustment for disposals and other	24.8	0.7	(514.4)
Employer contributions	20.4	19.2	14.5
Employee contributions	22.0	25.0	5.5
Benefits paid	(52.1)	(64.3)	(17.3)

Fair value, end of year	743.9	627.5	111.3
Funded status, end of year	(9.0)	(181.9)	(169.6)
Unrecognized net obligation existing at transition	31.6	21.1	4.8
Unrecognized net loss	(90.8)	113.2	49.3

Accrued benefit cost	(68.2)	(47.6)	(115.5)

     The weighted-average assumptions used in determining the projected benefit obligation and net periodic pension cost of such plans at December 31, are as follows:

	2000	2001	2002

Discount rate	6.0%	6.0%	5.5%
Expected return on plan assets	8.0%	7.0%	6.5%
Rate of compensation increase	4.5%	4.5%	4.5%

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: EMPLOYEE BENEFIT PLANS (continued)

e) Post-retirement Benefit Plans Other Than Pensions:

     The Group also sponsors benefit plans, which provide for various health benefits including post-retirement health benefits. The funding policies vary slightly but typically include employee and employer defined period contributions in accordance with Greek laws regarding such plans. Plan assets primarily consist of debt and equity securities.

Post-Retirement Benefit Plans Other Than Pensions previously accounted for as Defined Benefit Plans

Ethniki Hellenic General Insurance Company Health Plan (T.A.P.A.E.) and
National Bank of Greece Health Plan (T.Y.P.E.T.)

     The above post-retirement health plans, which were previously accounted for as defined benefit plans, are accounted for in 2002, as defined contribution plans. In the opinion of the Group’s legal counsel, following the enactment of Law 3029/11.07.2002, on “Reform of the Social Security System”, the Group is under no obligation to cover possible future plan deficits for certain plans which were previously accounted for as defined benefit plans.

     Under the provisions of Law 3029/11.07.2002, the Greek State shall undertake the obligation to fund the deficits of the funds that operate in the form of public Law entities. This provision applies to T.A.P.A.E., and accordingly, this is accounted for as a defined contribution plan starting from the date of enactment of the Law (July 11, 2002).

     In addition, the Law provides a mechanism for the combination of funds operating either as legal entities of private Law such as T.Y.P.E.T. or any other form, providing benefits specifically to banking industry employees. The Law mandates the governing boards of the funds to take the appropriate resolutions and draw the statutes of the combined fund, which will assume the plan assets and liabilities of the predecessor plans as the successor fund. Legal counsel has advised that following the enactment of the Law, the Bank has no legal obligation to contribute to the existing or the combined fund any amounts in excess of its defined contributions of 6.25% of employees’ salaries. Accordingly, T.Y.P.E.T. has also been accounted for as a defined contribution plan starting from the date of enactment of the Law (July 11, 2002).

     This change resulted in a gain of Euro 212.9 million, which has been accounted for as extraordinary item.

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: EMPLOYEE BENEFIT PLANS (continued)

     Net periodic post-retirement benefit cost included the following components for the years ended December 31:

	2000	2001	2002

	(EUR in millions)
Service cost	9.1	17.0	—
Interest cost	31.8	32.0	0.2
Expected return on plan assets	(11.8)	(11.0)	—
Amortization of actuarial gain	(0.1)	(0.6)	—
Amortization of transition obligation	15.1	13.9	—

Net periodic benefit cost	44.1	51.3	0.2

Other	(2.0)	—	1.0
Extraordinary credit	—	—	212.9

     The aggregated funding status for other post-retirement benefit costs recognized in the consolidated balance sheet is reconciled below as follows for the years ended December 31:

	2000	2001	2002

	(EUR in millions)
Change in benefit obligation:
APBO, beginning of year	491.7	539.0	639.3
Service cost	9.1	17.0	—
Interest cost	31.8	31.9	0.2
Employee contributions	7.3	—	—
Actuarial gain	10.3	65.1	0.6
Adjustment for overseas consolidation	3.0	(0.1)	(637.0)
Benefits paid	(14.2)	(13.6)	(0.1)

APBO, end of year	539.0	639.3	3.0
Change in plan assets:
Fair value, beginning of year	135.2	136.5	103.7
Actual return on assets	(5.8)	(36.1)	—
Adjustment for consolidation	—	—	(103.7)
Employer contributions	14.0	16.9	—
Employee contributions	7.3	—	—
Benefits paid	(14.2)	(13.6)	—

Fair value, end of year	136.5	103.7	—
Funded status, end of year	(402.5)	(535.6)	(3.0)
Unrecognized net obligation existing at transition	194.8	180.9	—
Unrecognized net loss	24.7	137.2	—

Accrued benefit cost	(183.0)	(217.5)	(3.0)

     The weighted-average assumptions used in determining the post-retirement projected benefit obligation and net periodic pension cost of such plans at December 31, are as follows:

	2000	2001	2002

Discount rate	6.0%	6.0%	5.5%
Expected return on plan assets	8.0%	7.0%	6.5%
Rate of compensation increase	5.0%	4.5%	4.5%

NATIONAL BANK OF GREECE S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38: EMPLOYEE BENEFIT PLANS (continued)

     These assumptions have a significant effect on the amounts reported above. A sensitivity analysis follows:

	2000	2001	2002

	(EUR in millions)
Effect of a 1% increase in assumed costs:
Effect on service and interest cost	11.2	13.5	0.0
Effect on APBO	99.8	118.3	0.6

Effect of a 1% decrease in assumed costs:
Effect on service and interest cost	(9.7)	(11.7)	(0.0)
Effect on APBO	(87.5)	(103.6)	(0.5)

NOTE 39: ACCUMULATED OTHER COMPREHENSIVE INCOME

     The components of accumulated other comprehensive income, net of taxes, comprise:

	Foreign Currency	Unrealized Gains on	Accumulated Other
	Items	Available-for-Sale	Comprehensive
		Securities	Income

	(EUR in thousands)
Balance, January 1, 2000	7,451	51,275	58,726
Changes during 2000	3,243	(103,589)	(100,346)

Balance, December 31, 2000	10,694	(52,314)	(41,620)
Changes during 2001	15,630	(5,861)	9,769

Balance, December 31, 2001	26,324	(58,175)	(31,851)
Changes during 2002	(23,691)	(33,866)	(57,557)

Balance, December 31, 2002	2,633	(92,041)	(89,408)

NOTE 40: POST BALANCE SHEET EVENTS

   (a) Dividends Declared

     On May 09, 2003 at the Annual General Meeting of the Shareholders of the Bank, the shareholders approved a cash dividend of EUR 0.45 per share and a stock dividend of 1 share for every 10 shares outstanding. These new shares were issued on June 9.

NOTE 41: RECLASSIFICATION

     Certain amounts in prior periods have been reclassified to conform to the current presentation.